UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a‑16 OR 15d‑16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6‑K dated May 4, 2020

Commission File Number:  1‑13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F:

Form 20‑F ☒Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1):

Yes ☐No ☒

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7):

Yes ☐No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3‑2(b) under the Securities Exchange Act of 1934:

Yes ☐No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82‑ __________

Enclosure:  STMicroelectronics N.V.’s First Quarter ended March 28, 2020:

•	Operating and Financial Review and Prospects;
•

Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flow, and Statements of Equity and related Notes for the three months ended March 28, 2020; and

•	Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes‑Oxley Act of 2002, submitted to the Commission on a voluntary basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flows and Statements of Equity for the three months ended March 28, 2020 and Notes thereto included elsewhere in this Form 6‑K, and our annual report on Form 20‑F for the year ended December 31, 2019 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on February 26, 2020 (the “Form 20‑F”). The following discussion contains statements of future expectations and other forward‑looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Business Overview” and “Liquidity and Capital Resources—Financial Outlook: Capital Investment”. Our actual results may differ significantly from those projected in the forward‑looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward‑looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward‑Looking Statements” and “Item 3. Key Information—Risk Factors” included in the Form 20‑F. We assume no obligation to update the forward‑looking statements or such risk factors.

Our Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) is provided in addition to the accompanying unaudited interim consolidated financial statements (“Consolidated Financial Statements”) and notes to assist readers in understanding our results of operations, financial condition and cash flows. Our MD&A is organized as follows:

•	Critical Accounting Policies using Significant Estimates.
•

Business Overview, a discussion of our business and overall analysis of financial and other relevant highlights of the three months ended March 28, 2020 designed to provide context for the other sections of the MD&A, including our expectations for selected financial items for the second quarter of 2020.

•	Other Developments in the first quarter of 2020.
•	Results of Operations, containing a year-over-year and sequential analysis of our financial results for the three months ended March 28, 2020, as well as segment information.
•	Legal Proceedings.
•	Discussion of the impact of changes in exchange rates, interest rates and equity prices on our activity and financial results.
•	Liquidity and Capital Resources, presenting an analysis of changes in our balance sheets and cash flows, and discussing our financial condition and potential sources of liquidity.
•	Impact of Recently Issued U.S. Accounting Standards.
•	Backlog and Customers, discussing the level of backlog and sales to our key customers.
•	Disclosure Controls and Procedures.
•	Cautionary Note Regarding Forward-Looking Statements.

STMicroelectronics N.V. (“ST” or the “Company”) is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices. By getting more from technology to get more from life, ST stands for life.augmented.

Critical Accounting Policies Using Significant Estimates

There were no material changes in the first three months of 2020 to the information provided under the heading “Critical Accounting Policies Using Significant Estimates” included in our Form 20-F for the year ended December 31, 2019.

Fiscal Year

Under Article 35 of our Articles of Association, our fiscal year extends from January 1 to December 31. The first quarter of 2020 ended on March 28. The second quarter will end on June 27, the third quarter will end on September 26 and the fourth quarter will end on December 31, 2020. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year and can also differ from equivalent prior years’ periods, as illustrated in the below table for the years 2019 and 2020.

	Q1	Q2	Q3	Q4
	Days
2019	89	91	91	94
2020	88	91	91	96

Business Overview

Our results of operations for each period were as follows:

	Three Months Ended			% Variation
	March 28, 2020	December31, 2019	March 30, 2019	Sequential	Year Over Year
	(In millions, except per share amounts)
Net revenues	$2,231	$2,754	$2,076	(19.0)%	7.5%
Gross profit	846	1,081	818	(21.8)	3.5
Gross margin as percentage of net revenues	37.9%	39.3%	39.4%	-140 bps	-150 bps
Operating income	231	460	211	(49.8)	9.4
Operating margin	10.4%	16.7%	10.2%	-630 bps	20 bps
Net income attributable to parent company	192	392	178	(51.0)	7.9
Earnings per share (Diluted)	$0.21	$0.43	$0.20	(51.2)%	5.0%

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products sold by us (which consists of the TAM and excludes major devices such as Microprocessors (MPUs), Dynamic random-access memories (DRAMs), optoelectronics devices, Flash Memories and the Wireless Application Specific market products such as Baseband and Application Processor).

Based on the data published by World Semiconductor Trade Statistics (WSTS), semiconductor industry revenues in the first quarter of 2020 decreased sequentially by approximately 3% for the TAM and 6% for the SAM to reach approximately $105 billion and $47 billion, respectively. On a year-over-year basis, the TAM increased by approximately 7% and the SAM increased by approximately 5%.

First quarter 2020 net revenues amounted to $2,231 million, decreasing sequentially by 19.0%, about 5% below the mid-point of our outlook when entering the quarter as the COVID-19 outbreak and subsequent containment measures by governments around the world brought challenges in our manufacturing operations and, especially in the last few days of the quarter, logistics. On a sequential basis, all product group revenues declined. Automotive and Discrete Group (ADG) revenues decreased 18.4% with both Automotive and Power Discrete decreasing. Analog, MEMS and Sensors Group (AMS) revenues decreased 21.5% primarily attributable to lower

Imaging and Analog revenues. Microcontrollers and Digital ICs Group (MDG) revenues decreased 16.0% due to lower revenues in both Microcontrollers and Digital ICs.

On a year-over-year basis, first quarter net revenues increased 7.5% mainly driven by higher sales in AMS. AMS revenues were higher by 54.3%, mainly driven by Imaging and Analog. MDG revenues increased 1.0% driven by higher sales of Microcontrollers. ADG revenues decreased by 16.6%, mainly due to lower sales in both Automotive and Power Discrete.

Our revenue performance was below the performance of the SAM on a sequential basis but above the SAM on a year-over-year basis.

Our effective average exchange rate for the first quarter of 2020 was $1.11 for €1.00, compared to 1.12 in the fourth quarter of 2019 and $1.16 for €1.00 in the first quarter of 2019. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates”.

Our first quarter of 2020 gross profit was $846 million and gross margin was 37.9%, 10 basis points below the mid-point of our guidance, reflecting higher than expected unloading charges, substantially offset by lighter sales price pressure, improved product mix and more favorable currency effects, net of hedging. Unused capacity charges were $34 million in the first quarter of 2020, impacting our gross margin by 150 basis points. On a sequential basis, gross margin decreased 140 basis points, mainly due to sales price pressure, higher unloading charges and lower manufacturing efficiency. Gross margin decreased 150 basis points year-over-year, mainly driven by sales price pressure, increased unloading charges and lower manufacturing efficiency, partially offset by improved product mix and more favorable currency effects, net of hedging.

Our aggregated selling, general & administrative (SG&A) and research & development (R&D) costs amounted to $645 million, compared to $672 million and $640 million in the prior and year-ago quarter respectively. The sequential decrease was mainly due to calendar effect (88 days in the first quarter of 2020 compared to 94 days in the fourth quarter of 2019). On a year-over-year basis, operating expenses increased mainly due to higher spending in our R&D programs and salary dynamic, partially offset by currency effects, net of hedging.

Other income and expenses, net, amounted to $35 million, decreasing by $19 million sequentially, mainly due to lower R&D funding, and increasing by $2 million on a year-over-year basis.

In the first quarter of 2020, our operating income was $231 million, equivalent to 10.4% of net revenues, compared to $460 million in the previous quarter (16.7% of net revenues), and to $211 million (10.2% of net revenues) in the year-ago quarter. On a sequential basis, the operating income was negatively impacted by decreased revenues, higher level of unloading charges and lower R&D funding, partially offset by decreased operating expenses and favorable currency effects, net of hedging. On a year-over-year basis, operating income was positively impacted by a combination of higher revenues, favorable product mix and favorable currency effects, net of hedging, partially offset by sales price pressure and higher level of unloading charges.

Our net cash from operating activities was $399 million and net payment for purchase of tangible and intangible assets was $286 million, generating a positive free cash flow (non-U.S. GAAP measure) of $113 million for the first quarter of 2020. Our net cash and cash equivalent decreased $569 million, including $535 million invested in short-term deposits and net cash used in financing activities of $143 million (comprised of the repurchase of common stock of $62 million, dividends payment of $53 million and repayment of long-term debt of $28 million).

For the second quarter of 2020, net revenues are expected to be $2.0 billion, a decrease of 10.3% sequentially, plus or minus 350 basis points. Gross margin is expected to be about 34.6%, plus or minus 200 basis points.

Our second quarter outlook is taking into account the declining demand environment, especially in Automotive, as well as the ongoing operational and logistics challenges due to current governmental regulations following the COVID-19 pandemic in the countries where we operate. We anticipate that all of our manufacturing sites will be operational. Some of them will run at reduced capacity, with unsaturation charges currently estimated to be about 400 basis points.

We have reduced our CAPEX plan for 2020 from $1.5 billion to a range between $1.0 billion to $1.2 billion.

In response to the global COVID-19 pandemic, we will continue to ensure the health and safety of all our employees and to execute our business continuity plans, working with our customers, partners and the communities where we operate.

This outlook is based on an assumed effective currency exchange rate of approximately $1.11 = €1.00 for the 2020 second quarter and includes the impact of existing hedging contracts. The second quarter will close on June 27, 2020.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and Item 3. “Key Information — Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.

Other Developments in the First Quarter of 2020

On April 22, we announced the main resolutions to be submitted for adoption at the Company’s rescheduled Annual General Meeting of Shareholders (AGM), which will be held in Schiphol, the Netherlands, on June 17, 2020. The main resolutions, proposed by the Supervisory Board, included:

•

The adoption of the Company's Statutory Annual Accounts for the year ended December 31, 2019, prepared in accordance with International Financial Reporting Standards (IFRS) and filed with the Netherlands Authority for the Financial Markets (AFM) on March 25, 2020;

•

The distribution of a cash dividend of $0.168 per outstanding share of the Company’s common stock to be distributed in quarterly installments of $0.042 in each of the second, third and fourth quarters of 2020 and first quarter of 2021 and the authorization to the Supervisory Board to consider during September 2020 to increase such authorized dividend up to a maximum of $0.24 per outstanding share;

•

The appointment of Ms. Ana de Pro Gonzalo as member of the Supervisory Board, for a three-year term expiring at the 2023 AGM, in replacement of Ms. Martine Verluyten whose mandate will expire at the end of the 2020 AGM;

•

The appointment of Mr. Yann Delabrière as member of the Supervisory Board, for a three-year term expiring at the 2023 AGM, in replacement of Mr. Jean-Georges Malcor whose mandate will expire at the end of the 2020 AGM;

•

The reappointment, for a three-year term expiring at the 2023 AGM, of the following members of the Supervisory Board: Ms. Heleen Kersten and Messrs. Alessandro Rivera, Frédéric Sanchez and Maurizio Tamagnini;

•	The approval of the stock-based portion of the compensation of the President and CEO;
•	The authorization to the Managing Board, until the conclusion of the 2021 AGM, to repurchase shares, subject to the approval of the Supervisory Board;
•

The regular delegation to the Supervisory Board of the authority to issue new common and preference shares, to grant rights to subscribe for such shares, and to limit and/or exclude existing shareholders’ pre-emptive rights on common shares, until the conclusion of the 2021 AGM;

•

The specific delegation for purposes of mergers and acquisitions to the Supervisory Board of the authority to issue new common shares, to grant rights to subscribe for such shares, and to limit and/or exclude existing shareholders’ pre-emptive rights on common shares, until the conclusion of the 2021 AGM;

•	The adoption of the Company’s remuneration policy for the members of the Supervisory Board, in line with recent changes in Dutch corporate law and the EU’s shareholder rights directive;
•	The amendment of the Company’s remuneration policy for the Managing Board, in line with recent changes in Dutch corporate law and the EU’s shareholder rights directive; and
•	The re-appointment of EY as external auditor for the 2020, 2021, 2022 and 2023 financial years.

On April 7, we closed the acquisition of a majority stake in French Gallium Nitride (GaN) innovator Exagan. The transaction was funded with available cash.

Results of Operations

Segment Information

We design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits, full‑custom devices and semi-custom devices and application-specific standard products for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smartcards.

Our reportable segments are as follows:

•	Automotive and Discrete Group (ADG), comprised of dedicated automotive ICs (both digital and analog), and discrete and power transistor products for all market segments.
•

Analog, MEMS and Sensors Group (AMS), comprised of low-power high-end analog ICs (both custom and general purpose) for all markets, smart power products for Industrial, Computer and personal electronics markets, Touch Screen Controllers, Low Power Connectivity solutions (both wireline and wireless) for IoT, power conversion products, metering solutions for Smart Grid, specialized imaging sensors and modules, and all MEMS products for sensors or Actuators.

•

Microcontrollers and Digital ICs Group (MDG), comprised of general purpose and secure microcontrollers, EEPROM memories, Digital ASICs, Aerospace and Defense products including components for microwave and millimeter wave.

For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a part of research and development expenses. In compliance with our internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those include impairment, restructuring charges and other related closure costs, management reorganization expenses, unused capacity charges as well as the ones associated to the reduced manufacturing activity due to COVID-19, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses, patent claims and litigations and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold. Finally, R&D grants are allocated to the segments proportionally to the incurred R&D expenses on the sponsored projects.

Wafer costs are allocated to the segments based on actual cost. From time to time, with respect to specific technologies, wafer costs are allocated to segments based on market price.

First Quarter 2020 vs. Fourth Quarter 2019 and First Quarter 2019

The following table sets forth certain financial data from our Unaudited Interim Consolidated Statements of Income:

	Three Months Ended
	March 28, 2020		December 31, 2019		March 30, 2019
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Net sales	$2,228	99.9%	$2,750	99.9%	$2,071	99.8%
Other revenues	3	0.1	4	0.1	5	0.2
Net revenues	2,231	100.0	2,754	100.0	2,076	100.0
Cost of sales	(1,385)	(62.1)	(1,673)	(60.7)	(1,258)	(60.6)
Gross profit	846	37.9	1,081	39.3	818	39.4
Selling, general and administrative	(270)	(12.1)	(285)	(10.3)	(272)	(13.1)
Research and development	(375)	(16.8)	(387)	(14.1)	(368)	(17.7)
Other income and expenses, net	35	1.6	54	2.0	33	1.6
Impairment, restructuring charges and other related closure costs	(5)	(0.2)	(3)	(0.1)	—	—
Operating income	231	10.4	460	16.7	211	10.2
Interest income (expense), net	1	—	(1)	—	2	0.1
Other components of pension benefit costs	(3)	(0.1)	(4)	(0.1)	(3)	(0.2)
Income (loss) on equity-method investments	—	—	—	—	1	0.1
Income before income taxes and noncontrolling interest	229	10.3	455	16.5	211	10.2
Income tax expense	(39)	(1.7)	(62)	(2.3)	(32)	(1.6)
Net income	190	8.6	393	14.2	179	8.6
Net (income) loss attributable to noncontrolling interest	2	—	(1)	—	(1)	—
Net income attributable to parent company	$192	8.6%	$392	14.2%	$178	8.6%

Net revenues

	Three Months Ended			% Variation
	March 28, 2020	December31, 2019	March 30, 2019	Sequential	Year Over Year
	(In millions)
Net sales	$2,228	$2,750	$2,071	(19.0)%	7.6%
Other revenues	3	4	5	(25.0)	(40.0)
Net revenues	$2,231	$2,754	$2,076	(19.0)%	7.5%

Our first quarter 2020 net revenues decreased sequentially by 19.0%, about 5% below the mid-point of our outlook when entering the quarter as the COVID-19 outbreak and subsequent containment measures by governments around the world brought challenges in our manufacturing operations and, especially in the last few days of the quarter, logistics. The sequential decrease resulted from lower volumes of approximately 26%, partially offset by an increase of approximately 7% in average selling prices, driven by an improved product mix.

On a year-over-year basis, net revenues increased by 7.5% as a result of an approximate increase of 10% in average selling prices, entirely due to an improved product mix, partially offset by an approximate 2% decrease in volumes.

Net revenues by product group

	Three Months Ended			% Variation
	March 28, 2020	December 31, 2019	March 30, 2019	Sequential	Year Over Year
	(In millions)
Automotive and Discrete Group (ADG)	$753	$924	$903	(18.4)%	(16.6)%
Analog, MEMS and Sensors Group (AMS)	852	1,085	552	(21.5)	54.3
Microcontrollers and Digital ICs Group (MDG)	623	742	617	(16.0)	1.0
Others	3	3	4	—	—
Total consolidated net revenues	$2,231	$2,754	$2,076	(19.0)%	7.5%

On a sequential basis, all product groups registered a decrease in revenues. ADG revenues decreased 18.4%. The decrease in ADG revenues was driven by an approximate 33% decrease in volumes, partially offset by higher average selling prices of approximately 15%, mainly driven by a favorable product mix. AMS revenues decreased 21.5%, mainly due to lower volumes of approximately 20% and lower average selling prices of approximately 1%. MDG revenues decreased 16.0%, entirely due to a decrease in volumes while average selling prices remained substantially flat.

On a year-over-year basis, first quarter net revenues increased by 7.5%, mainly driven by higher revenues in AMS. ADG revenues decreased 16.6% compared to the year-ago period, due to lower average selling prices of approximately 13%, mainly due to a less favorable product mix, and lower volumes of approximately 4%. AMS revenues increased 54.3% compared to the year-ago period, mainly driven by Imaging and Analog. The AMS revenues increase was due to higher average selling prices of approximately 58%, driven by a more favorable product mix, while volumes decreased by approximately 4%. MDG revenues increased 1.0% compared to the year-ago period, due to higher volumes of approximately 4%, partially offset by lower average selling prices of approximately 3%.

Net Revenues by Market Channel (1)

	Three Months Ended
	March 28, 2020	December 31, 2019	March 30, 2019
OEM	75%	72%	66%
Distribution	25	28	34
Total	100%	100%	100%

(1)

Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that we engage to distribute our products around the world.

By market channel, our first quarter net revenues in Distribution amounted to 25% of our total revenues, decreasing from 28% and 34% in the prior and year-ago quarters, respectively.

Net Revenues by Location of Shipment (1)

	Three Months Ended			% Variation
	March 28, 2020	December 31, 2019	March 30, 2019	Sequential	Year Over Year
	(In millions)
EMEA	$500	$538	$620	(7.1)%	(19.4)%
Americas	283	360	347	(21.3)	(18.2)
Asia Pacific	1,448	1,856	1,109	(22.0)	30.6
Total	$2,231	$2,754	$2,076	(19.0)%	7.5%

(1)

Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.‑based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the comparison among the different periods may be affected by shifts in shipment from one location to another, as requested by our customers.

On a sequential basis, Asia Pacific revenues decreased 22.0%, with Imaging, Microcontrollers and Analog being the main contributors to the decrease. Americas revenues decreased 21.3%, mainly due to Power and Discrete, and EMEA revenues decreased 7.1%, with all segments contributing to the decrease. On a year-over-year basis, Asia Pacific experienced a revenue increase of 30.6% mainly supported by Imaging, Analog and Microcontrollers, while EMEA revenues decreased 19.4%, mainly due to Microcontrollers, Analog, Automotive and Power Discrete and Americas revenues decreased 18.2%, mainly due to Power Discrete and MDG products.

Gross profit

	Three Months Ended			Variation
	March 28, 2020	December 31, 2019	March 30, 2019	Sequential	Year Over Year
	(In millions)
Gross profit	$846	$1,081	$818	-21.8%	3.5%
Gross margin (as percentage of net revenues)	37.9%	39.3%	39.4%	-140 bps	-150 bps

In the first quarter of 2020, gross margin was 37.9%, 10 basis points below the mid-point of our guidance, reflecting higher than expected unloading charges, substantially offset by lighter sales price pressure, improved product mix and more favorable currency effects, net of hedging. On a sequential basis, gross margin decreased 140 basis points, mainly due to sales price pressure, higher unloading charges and lower manufacturing efficiency.

On a year-over-year basis, gross margin decreased 150 basis points, mainly driven by sales price pressure, increased unloading charges and lower manufacturing efficiency, partially offset by favorable product mix and currency effects, net of hedging.

Operating expenses

	Three Months Ended			Variation
	March 28, 2020	December 31, 2019	March 30, 2019	Sequential	Year Over Year
	(In millions)
Selling, general and administrative expenses	$(270)	$(285)	$(272)	5.2%	0.6%
Research and development expenses	(375)	(387)	(368)	3.1	(2.0)
Total operating expenses	$(645)	$(672)	$(640)	4.0%	-0.8%
As percentage of net revenues	(28.9)%	(24.4)%	(30.8)%	-450 bps	+190 bps

The first quarter of 2020 operating expenses decreased to $645 million compared to $672 million in the previous quarter, mainly due to calendar effect (88 days in the first quarter 2020 compared to 94 days in the fourth quarter 2019).

On a year-over-year basis, operating expenses increased by $5 million, mainly due to higher spending in our R&D programs and salary dynamic, partially offset by currency effects, net of hedging.

As a percentage of revenues, our operating expenses amounted to 28.9% in the first quarter of 2020, increasing compared to 24.4% in the prior quarter but decreasing compared to 30.8% in the year-ago quarter.

R&D expenses were net of research tax credits in France and Italy, which amounted to $28 million in the first quarter of 2020, compared to $37 million and $32 million in the prior and year-ago quarters, respectively.

Other income and expenses, net

	Three Months Ended
	March 28, 2020	December 31, 2019	March 30, 2019
	(In millions)
Research and development funding	$31	$68	$34
Exchange gain (loss), net	3	1	—
Phase-out and start-up costs	(6)	(16)	(1)
Patent costs	(1)	(1)	(1)
Gain on sale of non-current assets	11	1	—
Other, net	(3)	1	1
Other income and expenses, net	$35	$54	$33
As percentage of net revenues	1.6%	2.0%	1.6%

In the first quarter of 2020, other income and expenses, net, amounted to $35 million, decreasing by $19 million sequentially, mainly due to lower R&D funding, and increasing by $2 million on a year-over-year basis. During the first quarter of 2020, we sold non-strategic assets, which generated a gain of $11 million.

Impairment, restructuring charges and other related closure costs

	Three Months Ended
	March 28, 2020	December 31, 2019	March 30, 2019
	(In millions)
Impairment, restructuring charges and other related closure costs	$(5)	$(3)	$—

In the first quarter of 2020, we recorded $5 million of impairment, restructuring charges and other related closure costs, consisting of restructuring charges in association with the restructuring plan in Bouskoura, Morocco.

In the fourth quarter of 2019, we recorded $3 million of impairment, restructuring charges and other related closure costs, primarily consisting of impairment of licenses dedicated exclusively to certain development projects that were cancelled, while no alternative use.

In the first quarter of 2019, we did not record any impairment, restructuring charges and other related closure costs.

Operating income

	Three Months Ended
	March 28, 2020	December 31, 2019	March 30, 2019
	(In millions)
Operating income	$231	$460	$211
As percentage of net revenues	10.4%	16.7%	10.2%

The first quarter of 2020, operating income was $231 million, compared to an operating income of $460 million and $211 million in the prior and year-ago quarters, respectively.

On a sequential basis, the operating income was negatively impacted by decreased revenues, increased unloading charges, lower manufacturing efficiency and lower R&D funding, partially offset by decreased operating expenses and favorable currency effects, net of hedging. On a year-over-year basis, operating income was positively impacted by a combination of higher revenues, favorable product mix and favorable currency effects, net of hedging, partially offset by sales price pressure and higher level of unloading charges.

Operating income by product group

	Three Months Ended
	March 28, 2020		December 31, 2019		March 30, 2019
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Automotive and Discrete Group (ADG)	$23	3.0%	$113	12.2%	$95	10.6%
Analog, MEMS and Sensors Group (AMS)	177	20.8	281	25.9	43	7.8
Microcontrollers and Digital ICs Group (MDG)	71	11.5	119	16.0	83	13.4
Total operating income of product segments	271	12.1	513	18.6	221	10.7
Others(1)	(40)	—	(53)	—	(10)	—
Total operating income	$231	10.4%	$460	16.7%	$211	10.2%

(1)

Operating results of “Others” include items such as unused capacity charges as well as the ones associated to the reduced manufacturing activity due to COVID-19, impairment & restructuring charges and other related closure costs, management reorganization expenses, phase out and start-up costs, and other unallocated expenses such as strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as assembly services and other revenue.

In the first quarter of 2020, all segments experienced a reduction of operating income. ADG operating income was $23 million, decreasing sequentially by $90 million, mainly due to decreased revenues and lower manufacturing efficiencies. AMS operating income was $177 million, decreasing sequentially by $104 million, mainly due to the reduced level of sales in personal electronics both in Imaging and Analog. MDG operating income was $71 million, decreasing by $48 million compared to the prior quarter, mainly due to the lower level of sales.

Compared to a year ago, ADG operating income decreased by $72 million, mainly reflecting decreased revenue and lower manufacturing efficiencies. AMS operating income improved by $134 million, mainly driven by Imaging increased profitability. MDG operating income decreased by $12 million, mainly due to Digital lower profitability.

Reconciliation to consolidated operating income

	Three Months Ended
	March 28, 2020	December 31, 2019	March 30, 2019
	(In millions)
Total operating income of product segments	$271	$513	$221
Impairment, restructuring charges and other related closure costs	(5)	(3)	—
Unused capacity charges	(34)	(29)	(1)
Other unallocated manufacturing results	(4)	(13)	3
Gain on sale of non-current assets	10	—	—
Strategic and other research and development programs and other non-allocated provisions(1)	(7)	(8)	(12)
Total operating loss of Others	(40)	(53)	(10)
Total consolidated operating income	$231	$460	$211

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

Interest income (expense), net

	Three Months Ended
	March 28, 2020	December 31, 2019	March 30, 2019
	(In millions)
Interest income (expense), net	$1	$(1)	$2

In the first quarter of 2020, we recorded a net interest income of $1 million, almost flat sequentially and on a year-over-year basis, composed of $13 million of interest income, partially offset by $12 million of interest expense on our borrowings and banking fees.

Interest expense recorded in the first quarter of 2020 and in the fourth quarter of 2019, respectively, included a $10 million charge, mainly non-cash, related to the senior unsecured convertible bonds issued on July 3, 2017, compared to a $9 million charge in the first quarter of 2019.

Income tax expense

	Three Months Ended
	March 28, 2020	December 31, 2019	March 30, 2019
	(In millions)
Income tax expense	$(39)	$(62)	$(32)

During the first quarter of 2020, we registered an income tax expense of $39 million, reflecting the estimated annual effective tax rate in each of our jurisdictions, applied to the first three months of 2020 consolidated result before taxes.

Net income attributable to parent company

	Three Months Ended
	March 28, 2020	December 31, 2019	March 30, 2019
	(In millions)
Net income attributable to parent company	$192	$392	$178
As percentage of net revenues	8.6%	14.2%	8.6%

For the first quarter of 2020, we reported a net income attributable to parent company of $192 million, representing diluted earnings per share of $0.21, compared to $0.43 in the prior quarter and $0.20 in the prior-year quarter.

Legal Proceedings

For a discussion of legal proceedings, see Note 26 Contingencies, Claims and Legal Proceedings to our Interim Consolidated Financial Statements.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by material changes in the exchange rates between the U.S. dollar and other currencies, particularly the Euro.

As a market practice, the reference currency for the semiconductor industry is the U.S. dollar and the market prices of semiconductor products are mainly denominated in U.S. dollars. However, revenues for some of our products are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar. As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase our level of revenues when reported in U.S. dollars or the depreciation of the Euro compared to the U.S. dollar could decrease our level of revenues when reported in U.S. dollars. Over time and depending on market conditions, the prices in the industry could align to the equivalent amount in U.S. dollars, except that there is a lag between the changes in the currency rate and the adjustment in the price paid in local currency, which is proportional to the amplitude of the currency swing, and such adjustment could be only partial and/or delayed, depending on market demand. Furthermore, certain significant costs incurred by us, such as manufacturing costs, SG&A expenses, and R&D expenses, are largely incurred in the currency of the jurisdictions in which our operations are located. Given that most of our operations are located in the Euro zone and other non-U.S. dollar currency areas, including Singapore, our costs tend to increase when translated into U.S. dollars when the U.S. dollar weakens or to decrease when the U.S. dollar strengthens.

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our Interim Consolidated Statements of Income, in particular with respect to a portion of the costs of sales, most of the R&D expenses and certain SG&A expenses, located in the Euro zone, which we account for as cash flow hedging contracts. We use two different types of hedging contracts: forward and options (including collars).

Our Interim Consolidated Statements of Income for the three months ended March 28, 2020 included income and expense items translated at the average U.S. dollar exchange rate for the period, plus the impact of the hedging contracts expiring during the period. Our effective average exchange rate for the first quarter of 2020 was $1.11 for €1.00, compared to $1.12 for €1.00 in the fourth quarter of 2019 and $1.16 for €1.00 in the first quarter of 2019. These effective exchange rates reflect the actual exchange rates combined with the impact of cash flow hedging contracts that matured in the period.

The time horizon of our cash flow hedging for manufacturing costs and operating expenses may run up to 24 months, for a limited percentage of our exposure to the Euro, depending on currency market circumstances. As of March 28, 2020, the outstanding hedged amounts were €732 million to cover manufacturing costs and €489 million to cover operating expenses, both at an average exchange rate of approximately $1.14 for €1.00 (considering the collars at upper strike), maturing over the period from April 1, 2020 to July 7, 2021. As of March 28, 2020, measured in respect to the exchange rate at period closing of about $1.10 to €1.00, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory resulted in a deferred loss of approximately $20 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity, compared to a deferred loss of approximately $4 million before tax at December 31, 2019.

We also hedge certain manufacturing costs denominated in Singapore dollars (SGD); as of March 28, 2020, the outstanding hedged amounts were SGD 157 million at an average exchange rate of approximately SGD 1.37 to $1.00 maturing over the period from April 2, 2020 to March 4, 2021. As of March 28, 2020, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory resulted in a deferred loss of approximately $5 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity, compared to a deferred gain of approximately $1 million before tax at December 31, 2019.

Our cash flow hedging policy is not intended to cover our full exposure and is based on hedging a declining portion of our exposure in the next four quarters. In the first quarter of 2020, as a result of our cash flow hedging, we recorded a net loss of $8 million consisting of a loss of approximately $4 million to costs of goods sold, $3 million to research and development and $1 million in selling and administrative expenses, while in the comparable quarter in 2019, we recorded a net loss of $23 million.

In addition to our cash flow hedging, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates, which we account for as fair value instruments. We may in the future purchase or sell similar types of instruments. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F. Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment. No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates. The net effect of our consolidated foreign exchange exposure recorded resulted in a net gain of $3 million recorded in “Other income and expenses, net” in our Interim Consolidated Statements of Income for the first quarter of 2020.

The assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses, as well as cash flows, are translated at the average exchange rate for the period. The balance sheet impact, as well as the income statement and cash flow impact, of such translations have been, and may be expected to be, significant from period to period since a large part of our assets and liabilities and activities are accounted for in Euros as they are located in jurisdictions where the Euro is the functional currency. Adjustments resulting from the translation are recorded directly in equity, and are shown as “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity. At March 28, 2020, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.

For a more detailed discussion, see Item 3. “Key Information — Risks Related to Our Operations” in our Form 20‑F, which may be updated from time to time in our public filings.

Impact of Changes in Interest Rates

Interest rates may fluctuate upon changes in financial market conditions and material changes can affect our results of operations and financial condition, since these changes can impact the total interest income received on our cash and cash equivalents, short-term deposits and marketable securities, as well as the total interest expense paid on our financial debt.

Our interest income (expense), net, as reported in our Interim Consolidated Statements of Income, is the balance between interest income received from our cash and cash equivalents, short-term deposits and marketable securities investments and interest expense paid on our financial liabilities (including the sale without recourse of receivables), non-cash interest expense on the senior convertible bonds and bank fees (including fees on committed credit lines). Our interest income is dependent upon fluctuations in interest rates, mainly in U.S. dollars and Euros, since we invest primarily on a short-term basis; any increase or decrease in the market interest rates would mean a proportional increase or decrease in our interest income. Our interest expenses are also dependent upon fluctuations in interest rates, since our financial liabilities include European Investment Bank Floating Rate Loans at Libor and Euribor plus variable spreads.

At March 28, 2020, our total financial resources, including cash and cash equivalents, short-term deposits, restricted cash and marketable securities, generated an average interest income annual rate of 1.80%. At the same date, the average interest annual rate on our outstanding debt was 2.24% including the non-cash effective interest of the senior unsecured convertible bonds issued on July 3, 2017, while the average cash interest annual rate was only 0.23%.

Impact of Changes in Equity Prices

As of March 28, 2020, we did not hold any significant equity participations, which could be subject to a material impact in changes in equity prices. However, on these equity participations, carrying value could be reduced due to further losses or impairment charges. See Note 20 to our Consolidated Financial Statements.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls. Our policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated at least a single A long-term rating, meaning at least A3 from Moody’s Investors Service (“Moody’s”) and A- from Standard & Poor’s (“S&P”) or Fitch Ratings (“Fitch”). Marginal amounts are held in other currencies. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F, which may be updated from time to time in our public filings.

Cash flow

We maintain a significant cash position and a low debt-to-equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During the first three months of 2020, our net cash and cash equivalents decreased by $569 million, mainly due to investments in short-term deposits of $535 million reported as net cash used in investing activities. Cash flows from operations were used in the purchase of tangible and intangible assets and in financing activities.

The components of our cash flow for the comparable periods are set forth below:

	Three Months Ended
	March 28, 2020	March 30, 2019
	(In millions)
Net cash from operating activities	$399	$341
Net cash used in investing activities	(821)	(408)
Net cash from (used in) financing activities	(143)	173
Effect of changes in exchange rates	(4)	(5)
Net cash increase (decrease)	$(569)	$101

Net cash from operating activities. Net cash from operating activities is the sum of (i) net income adjusted for non-cash items and (ii) changes in net working capital. The net cash from operating activities for the first three months of 2020 was $399 million, increasing compared to $341 million in the prior-year period mainly due to higher net income and more favorable change in the net working capital.

Net cash used in investing activities. Investing activities used $821 million of cash in the first three months of 2020, increasing compared to $408 million in the prior-year period, mainly as a result of investments in short-term deposits of $535 million. Payments for purchase of tangible assets, net of proceeds, totaled $266 million, compared to $322 million registered in the prior-year period.

Net cash from (used in) financing activities. Net cash used in financing activities was $143 million for the first three months of 2020, compared to positive $173 million for the first three months of 2019, and consisted of $28 million repayment of long-term debt, $62 million repurchase of common stock and $53 million of dividends paid to stockholders.

Free Cash Flow (non-U.S. GAAP measure)

We also present Free Cash Flow, which is a non-U.S. GAAP measure, defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchase (and proceeds from matured) marketable securities and net investment in short-term deposits, which are considered as temporary financial investments. The result of this definition is ultimately net cash from operating activities plus payment for purchase and proceeds from sale of tangible, intangible and financial assets, proceeds received in the sale of businesses and cash paid for business acquisitions. We believe Free Cash Flow, a non-U.S. GAAP measure, provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations. Free Cash Flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. Free Cash Flow reconciles with the net cash increase (decrease) by including the payment for purchase (and proceeds from matured) marketable securities and net investment in short-term deposits, the net cash from (used in) financing activities and the effect of changes in exchange rates. In addition, our definition of Free Cash Flow may differ from definitions used by other companies. Free Cash Flow is determined as follows from our Consolidated Statements of Cash Flows:

	Three Months Ended
	March 28, 2020	March 30, 2019
	(In millions)
Net cash from operating activities	$399	$341
Net cash used in investing activities	(821)	(408)
Excluding:
Payment for purchase and proceeds from matured marketable securities and net investment in short-term deposits	535	—
Payment for purchase and proceeds from sale of tangible and intangible assets(1)	(286)	(408)
Free Cash Flow (non-U.S. GAAP measure)	$113	$(67)

(1)

Reflects the total of the following line items reconciled with our Consolidated Statements of Cash Flows relating to the investing activities: Payment for purchase of tangible assets, Proceeds from sale of tangible assets, Payment for purchase of intangible assets, Payment for purchase of financial assets, Proceeds from sale of financial assets, Proceeds received in sale of businesses, payment for business acquisition, net of cash and cash equivalents acquired.

Free Cash Flow increased in the first three months of 2020 compared to the year-ago period, mainly due to higher cash from operating activities and lower payment for purchase of tangible and intangible assets.

Net Financial Position (non-U.S. GAAP measure)

Our Net Financial Position represents the difference between our total liquidity and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities, restricted cash and short-term deposits, and our total financial debt includes short-term debt, including bank overdrafts, and long-term debt, as represented in our Consolidated Balance Sheets. Net Financial Position is not a U.S. GAAP measure but we believe it provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents, restricted cash, short-term deposits and marketable securities and the total level of our financial indebtedness. In addition, our definition of Net Financial Position may differ from definitions used by other companies and therefore comparability may be limited. Our Net Financial Position for each period has been determined as follows from our Consolidated Balance Sheets:

	As at
	March 28, 2020	December 31, 2019	March 30, 2019
	(In millions)
Cash and cash equivalents	$2,028	$2,597	$2,307
Restricted cash	10	10	60
Short-term deposits	537	4	—
Marketable securities	135	133	331
Total liquidity	2,710	2,744	2,698
Short-term debt	(171)	(173)	(173)
Long-term debt	(1,871)	(1,899)	(2,015)
Total financial debt	(2,042)	(2,072)	(2,188)
Net Financial Position (non-U.S. GAAP measure)	$668	$672	$510

Our Net Financial Position as of March 28, 2020 was $668 million, decreasing compared to $672 million as at December 31, 2019 and increasing compared to $510 million as at March 30, 2019

Cash and cash equivalents amounted to $2,028 million as at March 28, 2020.

Short-term deposits amounted to $537 million as at March 28, 2020 and consisted of available cash with original maturity over three months.

Marketable securities amounted to $135 million as at March 28, 2020 and consisted of U.S. Treasury Bonds available for sale.

Financial debt was $2,042 million as at March 28, 2020, composed of (i) $171 million of current portion of long-term debt and (ii) $1,871 million of long‑term debt. The breakdown of our total financial debt included (i) $667 million in European Investment Bank (“EIB”) loans, (ii) $1,363 million in the senior unsecured convertible bonds, and (iii) $12 million in other long-term loans and loans from other funding programs.

The EIB Loans are comprised of three long-term amortizing credit facilities as part of our R&D funding programs. The first, signed in 2010, is a €350 million multi-currency loan to support our industrial and R&D programs. It was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which $55 million remained outstanding as of March 28, 2020. The second, signed in 2013, is a €350 million multi-currency loan which also supports our R&D programs. It was drawn in U.S. dollars for an amount of $471 million, of which $118 million is outstanding as of March 28, 2020. The third, signed in August 2017, is a €500 million loan, in relation to R&D and capital expenditure investments in the European Union. It was fully drawn in Euros corresponding to $494 million outstanding as of March 28, 2020. Additionally, on February 2020, we entered in a new €500 million facility agreement with EIB to support R&D and Capex programs in Italy and France, undrawn as at March 28, 2020.

On July 3, 2017, we issued a $1.5 billion offering of senior unsecured bonds convertible into new or existing ordinary shares of ST, for net proceeds of $1,502 million. The bonds were issued in two $750 million principal amount tranches, one with a maturity of 5 years (37.5% conversion premium, negative 0.25% yield to maturity, 0% coupon) and the other 7 years (37.5% conversion premium, 0.25% yield to maturity, 0.25% coupon). The conversion price at issuance was $20.54 on each tranche. The senior unsecured convertible bonds are convertible by the bondholders or callable by us, following a given time schedule, if certain conditions are satisfied. Under the terms of the bonds, we can satisfy the conversion rights either in cash or shares, or a combination of the two, at our election. Assuming the exercise of the Issuer Soft Call at 130% of the Conversion Price after the initial lock-up period, the underlying shares under net shares settlement will be 16.9 million. Net proceeds from the issuance of the bonds of $1,502 million were used for general corporate purposes, including the early redemption of the outstanding $1 billion convertible bonds due 2019 and 2021, completed in the second half of 2017. Upon initial recognition, the proceeds were allocated between debt and equity by determining first the fair value of the liability component using an income approach.

Our long-term debt contains standard conditions but does not impose minimum financial ratios. Committed credit facilities amounted to $1.1 billion as of March 28, 2020, including the new €500 million long-term line signed with the EIB in the first quarter of 2020, undrawn as at March 28, 2020.

At March 28, 2020, debt payments at redemption value by period were as follows:

	Payments Due by Period
	Total	2020	2021	2022	2023	2024	Thereafter
	(In millions)
Long-term debt (including current portion)	$2,179	$144	$117	$808	$58	$805	$247

Our current ratings with the three major rating agencies that report on us on a solicited basis, are as follows: S&P: “BBB” with stable outlook; Moody’s: “Baa3” with stable outlook; Fitch: “BBB” with stable outlook.

Financial Outlook: Capital Investment

Our policy is to modulate our capital spending according to the evolution of the semiconductor market. Based on current market visibility and its evolution, based on the capability to recover from COVID-19, the combination of new products, customer demand in 2020 and ongoing strategic initiatives, we reduced our capital investment in 2020 to approximately $1.0 billion to $1.2 billion from $1.5 billion originally. A portion of this capital expenditure will be devoted to support strategic initiatives: (i) in Agrate, Italy the construction of a new 300 mm fab to support next generation mixed signal, IGBT and power technologies; (ii) R&D for GaN power technologies in Tours 200 mm and prototyping for GaN RF devices in Catania 150 mm and (iii) investments for Silicon Carbide. These include the kick-off of substrates activities, following the Norstel acquisition. In addition to our strategic initiatives, our main capital investment in front-end is in (i) our 300 mm fab in Crolles, optimizing existing infrastructure to support production ramp up on our main runner technologies; (ii) mix evolution, and a few selected programs of capacity growth and infrastructure preparation in some of our most advanced 200 mm fabs. The most important 2020 capital investments for our back-end facilities are expected to be: (i) capacity growth on certain package families, including the SiC technology, next generation Imaging sensor technologies and new generation of Intelligent Power Modules (IPM) for Automotive and Industrial applications; (ii) modernization and rationalization of package lines targeting cost savings benefits; and (iii) specific investments in the areas of factory automation, quality, environment and energy savings. In addition, we will invest in overall capacity adjustment in final testing and wafers probing (EWS) to support demand and a changed product mix as well as invest in quality, safety, maintenance, productivity and cost savings in both 150 mm, 200 mm front-end fabs and back-end plants.

We will continue to invest to support revenues growth and new products introduction, taking into consideration factors such as trends in the semiconductor industry and capacity utilization. We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D. We plan to fund our capital requirements from cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results, and consequently of our profitability, could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.

We believe that we have the financial resources needed to meet our currently projected business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, approved dividend payments and the repayment of our debts in line with their maturity dates.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies are mainly comprised of: long term purchase commitments for material, equipment and software license, take or pay type of agreements to outsource wafers from foundries, commercial agreements with customers, long term debt obligations, pension obligations and other long-term liabilities.

Off‑Balance Sheet Arrangements

We had no material off‑balance sheet arrangements at March 28, 2020.

Impact of Recently Issued U.S. Accounting Standards

See Note 5 Recent Accounting Pronouncements to our Interim Consolidated Financial Statements.

Backlog and Customers

During the first quarter of 2020, our booking plus net frames orders decreased compared to the fourth quarter of 2019. We entered the second quarter 2020 with a backlog higher than the level we had when entering in the first quarter 2020. Backlog (including frame orders) is subject to possible cancellation, push back and lower ratio of frame orders being translated into firm orders and, thus, it is not necessarily indicative of the amount of billings or growth to be registered in subsequent periods.

There is no guarantee that any customer will continue to generate revenues for us at the same levels as in prior periods. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, not confirm planned delivery dates on frame orders in a significant manner or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Disclosure Controls and Procedures

Evaluation

Our management, including the CEO and CFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934 (“Disclosure Controls”) as of the end of the period covered by this report. Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Securities and Exchange Act of 1934, such as this periodic report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our quarterly evaluation of Disclosure Controls includes an evaluation of certain components of our internal control over financial reporting, and internal control over financial reporting is also separately evaluated on an annual basis.

The evaluation of our Disclosure Controls included a review of the controls’ objectives and design, our implementation of the controls and their effect on the information generated for use in this periodic report. In the course of the controls evaluation, we reviewed identified data errors, errors in process flow or delay in communication, control problems or acts of fraud and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken. This type of evaluation is performed at least on a quarterly basis so that the conclusions of management, including the CEO and CFO, concerning the effectiveness of the Disclosure Controls can be reported in our periodic reports on Form 6‑K and Form 20‑F. The components of our Disclosure Controls are also evaluated on an ongoing basis by our Internal Audit Department, which reports directly to our Audit Committee. The overall goals of these various evaluation activities are to monitor our

Disclosure Controls, and to modify them as necessary. Our intent is to maintain the Disclosure Controls as dynamic systems that change as conditions warrant.

Based upon the controls evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this periodic report, our Disclosure Controls were effective.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls

No system of internal control over financial reporting, including one determined to be effective, may prevent or detect all misstatements. It can provide only reasonable assurance regarding financial statement preparation and presentation. Also, projections of the results of any evaluation of the effectiveness of internal control over financial reporting into future periods are subject to inherent risk that the relevant controls may become inadequate due to changes in circumstances or that the degree of compliance with the underlying policies or procedures may deteriorate.

Other Reviews

We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we submitted it to the Securities and Exchange Commission.

Cautionary Note Regarding Forward‑Looking Statements

Some of the statements contained in this Form 6-K that are not historical facts, particularly in “Business Overview” and in “Liquidity and Capital Resources—Financial Outlook: Capital Investment”, are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements. In particular, actual results, performance and events are subject to significant risk and uncertainty due to the impact of the COVID-19 outbreak.  The COVID-19 outbreak and subsequent containment measures by governments around the world have brought reduced manufacturing activity as well as ongoing operational, logistical and other challenges and future developments in relation to COVID-19 and the impact it may have on future economic and market conditions remains uncertain.

In addition to the impact of the COVID-19 outbreak, actual results, performance and events could also materially differ from those anticipated due to, among other factors:

•	Changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and adversely impact the demand for our products;
•	Uncertain macro-economic and industry trends, which may impact end-market demand for our products;
•	Customer demand that differs from projections;
•	The ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•

Changes in economic, social, public health, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macroeconomic or regional events, military conflicts, social unrest, labor actions, or terrorist activities;

•	unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;

•

The Brexit vote and the impact of the withdrawal of the U.K. may adversely affect business activity, political stability and economic conditions in the U.K., the Eurozone, the EU and elsewhere. The U.K. withdrawal from the EU took place on January 31, 2020 and the UK majority government is expected to complete Brexit even if no formal withdrawal agreement is in place with the EU by the end of the transition period running until December 31, 2020. The specific terms of the U.K. withdrawal from the EU are still uncertain and while we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;

•	Financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•	The loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third party manufacturing providers;
•	Availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations;
•

The functionalities and performance of our IT systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;

•

Theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of global and local privacy legislation, including the EU’s General Data Protection Regulation (“GDPR”);

•	The impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•

Changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•	The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•	Product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•

Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, the effects of climate change, health risks and epidemics such as the novel coronavirus COVID-19 in locations where we, our customers or our suppliers operate;

•	Industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers; and
•

The ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third party components and performance of subcontractors in line with our expectations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information” in our Form 20-F. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in our Form 20-F as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 6-K to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Item 3. Key Information” from time to time in our SEC filings, could have a material adverse effect on our business and/or financial condition.

STMICROELECTRONICS N.V.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STMicroelectonics N.V.

CONSOLIDATED STATEMENTS OF INCOME

	Three months ended
	(Unaudited)
	March 28,	March 30,
In million of U.S. dollars except per share amounts	2020	2019

Net sales	2,228	2,071
Other revenues	3	5
Net revenues	2,231	2,076
Cost of sales	(1,385)	(1,258)
Gross profit	846	818
Selling, general and administrative	(270)	(272)
Research and development	(375)	(368)
Other income and expenses, net	35	33
Impairment, restructuring charges and other related closure costs	(5)	—
Operating income	231	211
Interest income, net	1	2
Other components of pension benefit costs	(3)	(3)
Income (loss) on equity-method investments	—	1
Income before income taxes and noncontrolling interest	229	211
Income tax expense	(39)	(32)
Net income	190	179
Net (income) loss attributable to noncontrolling interest	2	(1)
Net income attributable to parent company	192	178

Earnings per share (Basic) attributable to parent company stockholders	0.22	0.20
Earnings per share (Diluted) attributable to parent company stockholders	0.21	0.20

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronis N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended
	(Unaudited)
	March 28,	March 30,
In million of U.S. dollars	2020	2019

Net income	190	179
Other comprehensive income (loss), net of tax :
Currency translation adjustments arising during the period	(50)	(35)
Foreign currency translation adjustments	(50)	(35)
Net unrealized gains arising during the period	2	1
Net unrealized gains (losses) on securities	2	1
Net unrealized (losses) gains arising during the period	(26)	(23)
Less : reclassification adjustment for (income) losses included in net income	7	20
Net unrealized gains (losses) on derivatives	(19)	(3)
Net gains (losses) arising during the period	2	2
Defined benefit pension plans	2	2
Other comprehensive (loss) income, net of tax	(65)	(35)
Comprehensive income (loss)	125	144
Less : comprehensive income (loss) attributable to noncontrolling interest	(2)	1
Comprehensive income (loss) attributable to the company's stockholders	127	143

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED BALANCE SHEETS

	As at
	March 28,	December 31,
In million of U.S. dollars, except share amounts	2020	2019
	(Unaudited)	(Audited)
Assets
Current assets :
Cash and cash equivalents	2,028	2,597
Restricted cash	10	10
Short-term deposits	537	4
Marketable securities	135	133
Trade accounts receivable, net	1,294	1,380
Inventories	1,772	1,691
Other current assets	500	442
Total current assets	6,276	6,257
Goodwill	175	162
Other intangible assets, net	298	299
Property, plant and equipment, net	4,022	4,007
Non-current deferred tax assets	694	695
Long-term investments	11	11
Other non-current assets	454	437
	5,654	5,611
Total assets	11,930	11,868

Liabilities and equity
Current liabilities:
Short-term debt	171	173
Trade accounts payable	960	950
Other payables and accrued liabilities	856	831
Dividends payable to stockholders	6	58
Accrued income tax	63	52
Total current liabilities	2,056	2,064

Long-term debt	1,871	1,899
Post-employment benefit obligations	436	445
Long-term deferred tax liabilities	36	19
Other long-term liabilities	321	330
	2,664	2,693
Total liabilities	4,720	4,757

Commitment and contingencies

Equity
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 911,204,420 shares issued, 889,271,991 shares outstanding)	1,157	1,157
Capital surplus	3,029	2,992
Retained earnings	2,938	2,747
Accumulated other comprehensive income	410	475
Treasury stock	(390)	(328)
Total parent company stockholders' equity	7,144	7,043
Noncontrolling interest	66	68
Total equity	7,210	7,111

Total liabilities and equity	11,930	11,868

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF EQUITY

In million of U.S. dollars, except per share amounts

	Common Stock	Capital Surplus	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity

Balance as of December 31, 2018 (Audited)	1,157	2,843	(141)	1,991	509	65	6,424
Contribution of noncontrolling interest						8	8
Business combination						61	61
Repurchase of noncontrolling interest		4				(65)	(61)
Repurchase of common stock			(250)				(250)
Stock-based compensation expense		145	63	(63)			145
Comprehensive income (loss):
Net income				1,032		1	1,033
Other comprehensive income (loss), net of tax					(34)		(34)
Comprehensive income (loss)							999
Dividends to noncontrolling interest						(2)	(2)
Dividends, $0.24 per share				(213)			(213)
Balance as of December 31, 2019 (Audited)	1,157	2,992	(328)	2,747	475	68	7,111
Repurchase of common stock			(62)				(62)
Stock-based compensation expense		37					37
Comprehensive income (loss):
Net income				192		(2)	190
Other comprehensive income (loss), net of tax					(65)		(65)
Comprehensive income (loss)							125
Dividends, $0.24 per share				(1)			(1)
Balance as of March 28, 2020 (Unaudited)	1,157	3,029	(390)	2,938	410	66	7,210

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
In million of U.S. dollars	(Unaudited) March 28, 2020	(Unaudited) March 30, 2019

Cash flows from operating activities:
Net income	190	179
Items to reconcile net income and cash flows from operating activities:
Depreciation and amortization	211	206
Interest and amortization of issuance costs on convertible bonds	9	9
Non-cash stock-based compensation	37	38
Other non-cash items	(27)	(26)
Deferred income tax	1	13
(Income) loss on equity-method investments	—	(1)
Impairment, restructuring charges and other related closure costs, net of cash payments	3	(6)
Changes in assets and liabilities:
Trade receivables, net	89	174
Inventories	(96)	(215)
Trade payables	27	(14)
Other assets and liabilities, net	(45)	(16)
Net cash from operating activities	399	341

Cash flows from investing activities:
Payment for purchase of tangible assets	(267)	(322)
Proceeds from sale of tangible assets	1	—
Investment in short-term deposits	(535)	—
Payment for purchase of intangible assets	(20)	(10)
Payment for business acquisitions, net of cash and cash equivalents acquired	—	(76)
Net cash used in investing activities	(821)	(408)

Cash flows from financing activities:
Proceeds from long-term debt	—	281
Repayment of long-term debt	(28)	—
Repurchase of common stock	(62)	(61)
Dividends paid to stockholders	(53)	(54)
Proceeds from noncontrolling interests	—	7
Net cash from (used in) financing activities	(143)	173
Effect of changes in exchange rates	(4)	(5)
Net cash increase (decrease)	(569)	101
Cash, cash equivalents and restricted cash at beginning of the period	2,607	2,266
Cash, cash equivalents and restricted cash at end of the period	2,038	2,367

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.

Notes to Interim Consolidated Financial Statements (Unaudited)

1.	The Company

STMicroelectronics N.V. (the "Company") is registered in The Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and its corporate headquarters located in Geneva, Switzerland.

The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, the Company participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.

2.	Fiscal Year

The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis.

The Company’s first quarter ended on March 28, its second quarter will end on June 27, its third quarter on September 26, and its fourth quarter will end on December 31.

3.	Basis of Presentation

The accompanying Unaudited Interim Consolidated Financial Statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2019, except for the effects of adopting new accounting guidance effective on January 1, 2020, as described in Note 5. The interim financial information is unaudited but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.

All balances and values in the current and prior periods are in millions of U.S. dollars, except shares and per-share amounts.

The accompanying Unaudited Interim Consolidated Financial Statements do not include certain footnotes and financial disclosures normally required on an annual basis under U.S. GAAP. Therefore, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 26, 2020. However, they include mandatory disclosures required by accounting pronouncements effective on January 1, 2020, as further described in Note 5.

4.	Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. The primary areas that require significant estimates and judgments by management include, but are not limited to:

•	sales returns and allowances,
•	inventory obsolescence reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory,
•	recognition and measurement of loss contingencies,
•	valuation at fair value of assets acquired or held for sale, including intangibles, goodwill, investments and tangible assets,

•

annual and trigger-based impairment review of goodwill and intangible assets, as well as the assessment, in each reporting period, of events which could trigger impairment testing on long-lived assets,

•	assumptions used in measuring expected credit losses and impairment charges on financial assets,
•	recognition and measurement of restructuring charges and other related exit costs,
•	assumptions used in assessing the number of awards expected to vest on stock-based compensation plans,
•	assumptions used in calculating pension obligations and other long-term employee benefits, and
•

determination of the income tax expense estimated on the basis of the projected taxable amount for the full year, including deferred income tax assets, valuation allowance and provisions for uncertain tax positions and claims.

The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends, market information used by market participants and the latest available business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While the Company regularly evaluates its estimates and assumptions, the actual results experienced by the Company could differ materially and adversely from those estimates.

5.	Recent Accounting Pronouncements

Accounting pronouncements effective in 2020

Expected credit losses on financial assets

The Company adopted on January 1, 2020 ASC 326 new guidance on measuring credit losses for financial instruments, by applying the transitional modified-retrospective approach, which requires that any cumulative-effect adjustment is recorded in retained earnings as at transition date. The objective of the new guidance is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments, primarily financial assets measured at amortized cost and available-for-sale (“AFS”) debt securities, and other commitments to extend credit held by a reporting entity at each reporting date. The amended guidance replaces the current methodology with an approach that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to communicate credit losses estimates. The new guidance defines a current expected credit losses (“CECL”) model for financial assets measured at amortized cost, including held-to-maturity (“HTM”) debt securities; net investments in leases; and other off-balance sheet credit exposures not accounted for as insurance. It also defines an impairment model for AFS debt securities and the initial recognition of purchased credit-deteriorated financial (“PCD”) financial assets. Finally, the new guidance sets forth the impairment of beneficial interests in securitized financial assets.

The Company did not report upon adoption and as at March 28, 2020 any PCD financial assets, beneficial interests in securitized financial assets, HTM debt securities, net investments in leases, reinsurance receivables, receivables that relate to repurchase agreements and securities lending transactions or any off-balance sheet credit exposures. The main categories of financial assets measured at amortized cost within the scope of the new CECL model, as reported by the Company at adoption and quarter-end dates, were cash equivalents, short-term deposits, trade accounts receivable and other receivables. Concerning instruments for which the new AFS debt security impairment model applies, the Company only reported U.S. Treasury Bonds held as marketable securities and classified as AFS debt securities. The Company applied the zero-nonpayment risk practical expedient permitted by the new guidance when measuring CECL on state receivables. The same zero-credit loss assumption will be applied on U.S. Treasury Bonds in case of future decline in fair value. Allowances recorded, in compliance with prior practice, on financial assets measured at amortized cost, including the allowance account on trade accounts receivable, already represented the best estimate of expected credit losses reported at transition date. Based on these facts, no cumulative effect adjustment was recorded in retained earnings upon adoption since the new guidance did not have, as expected, any material impact on the measurement of the financial assets held by the Company. Current expected credit losses allowance on trade accounts receivable, which amounted to $16 million and $14 million as at January 1, 2020 and March 28, 2020, respectively, are further detailed in Note 13.

Implementation costs incurred in a cloud computing arrangement (“CCA”)

The Company adopted on January 1, 2020, the new guidance which clarifies the accounting for costs of implementation activities performed in a CCA that is a service contract. The amended guidance aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The Company elected to apply the new guidance prospectively to all implementation costs incurred in CCA existing on or after January 1, 2020. The new guidance did not have, as expected, any material impact on the Company’s consolidated financial statements since the major part of existing and new CCA that are service contracts did not generate significant implementation costs. The new guidance is similar to past practice when applied to the most significant implementation activities incurred in existing CCA.

Accounting for goodwill impairment

The Company adopted on January 1, 2020, the new guidance which simplifies the accounting for goodwill impairment. The new guidance removes step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment is now the amount by which a reporting unit’s carrying value exceeds its fair value. The Company did not conduct any goodwill impairment test during the first quarter of 2020. It consequently expects to apply the amended guidance during the third quarter of 2020 when it performs its annual impairment campaign. No material impact is expected on future accounting for goodwill from the application of the new guidance.

Accounting pronouncements that are not yet effective and have not been adopted by the Company

In March 2020, the FASB provided optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The Reference Rate Reform is expected to result in the discontinuance of LIBOR and other interest rate indexes at the end of 2021. The transition away from those rates will impact debt instruments, derivatives and other contracts with payments based on those rates, as existing contracts will be modified. These contractual modifications may have accounting implications on the measurement of debt instruments and on existing hedging transactions on which hedge accounting is applied. The optional guidance provides relief through optional exemptions on the transition to new reference rates. One optional exemption is to account for a modified contract as a continuation of an existing contract without performing a detailed analysis. Other exemptions are permitted on hedge accounting in order to avoid discontinuance of existing hedge accounting transactions due to modification of critical terms in the hedge relationship. The Company will apply the first optional exemption described above on outstanding debt and debt contracts for which the change in reference rates will imply a modification of existing contractual terms. The Company is not expected to be further impacted by the Reference Rate Reform as it does not report any hedging relationship (e.g. hedge of debt instruments) that are directly affected by the interest rate benchmark reform.

6.	Other Income and Expenses, Net

Other income and expenses, net consisted of the following:

	Three months ended
	March 28, 2020	March 30, 2019
Research and development funding	31	34
Exchange gain (loss), net	3	—
Phase-out and start-up costs	(6)	(1)
Patent costs	(1)	(1)
Gain on sale of non-current assets	11	—
Other, net	(3)	1
Total	35	33

The Company receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met.

Phase-out costs are costs incurred during the closing stage of a Company’s manufacturing facility. They are treated in the same manner as start-up costs. Start-up costs represent costs incurred in the start-up and testing of the Company’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification.

Exchange gains and losses, net, represent the portion of exchange rate changes on transactions denominated in currencies other than an entity’s functional currency and the changes in fair value of trading derivative instruments which are not designated as hedge and which have a cash flow effect related to operating transactions, as described in Note 27.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees. They are reported net of settlements, if any, which primarily include reimbursements of prior patent litigation costs.

During the first three months of 2020, the Company sold certain non-strategic assets, which generated a gain of $11 million.

7.	Impairment, Restructuring Charges and Other Related Closure Costs

Impairment, restructuring charges and other related closure costs incurred in the first quarter of 2020 are summarized as follows:

	Three months ended on March 28, 2020
	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Set-top Box restructuring plan	—	—	—	—
Bouskoura restructuring plan	—	5	—	5
Total	—	5	—	5

The Company did not incur any significant impairment, restructuring charges and other related closure costs in the first quarter of 2019.

Impairment charges

No significant impairment charges were incurred in the first quarters of 2020 and 2019.

Restructuring charges and other related closure costs

Provisions for restructuring charges and other related closure costs as at March 28, 2020 are summarized as follows:

	Set-top Box restructuring plan	Bouskoura restructuring plan	Total
Provision as at December 31, 2019	11	—	11
Charges incurred in 2020	—	5	5
Amounts paid	(2)	—	(2)
Currency translation effect	—	—	—
Provision as at March 28, 2020	9	5	14

•	Set-top Box restructuring plan

In 2016, the Company announced its decision to cease the development of new platforms and standard products for set-top-box and home gateway products. This decision implied a global workforce review of approximately 1,400 employees worldwide, which included about 430 employees in France through a voluntary departure plan, about 670 employees in Asia and about 120 employees in the United States of America.

•	Bouskoura restructuring plan

In the fourth quarter of 2019, management committed to a restructuring plan impacting its back-end activities. A voluntary plan involving a reduction in force representing approximately 150 employees was announced in Bouskoura, Morocco site, in December 2019, in compliance with local legislation. The Company recorded in the first quarter of 2020 a restructuring charge totaling $5 million for this plan, corresponding to the voluntary termination benefits to be paid to approximately 110 employees who signed the offer for voluntary leave in the quarter ended March 28, 2020.

Total impairment, restructuring charges and other related closure costs

The Set-top Box restructuring plan was expected to result in pre-tax charges of approximately $170 million. Since inception, restructuring charges, totaling $133 million, were incurred as of March 28, 2020. The plan was substantially completed in 2018 in all locations. The Company still incurs payments related to the voluntary plan in France.  The Bouskoura restructuring plan is expected to result in pre-tax charges of approximately $6 million. It will be substantially completed at the end of 2020.

8.	Interest Income (Expense), Net

Interest income (expense), net consisted of the following:

	Three months ended
	March 28, 2020	March 30, 2019
Income	13	16
Expense	(12)	(14)
Total	1	2

Interest income is related to the cash and cash equivalents, short-term deposits and marketable securities held by the Company. Interest expense recorded in the first three months of 2020 included a $10 million charge on the senior unsecured convertible bonds issued on July 3, 2017, that was mainly a non-cash interest expense resulting from the accretion of the discount on the liability component. Net interest includes also charges related to the banking fees and the sale of trade and other receivables.

9.	Income Taxes

Income tax expense is as follows:

	Three months ended
	March 28, 2020	March 30, 2019
Income tax expense	(39)	(32)

The annual estimated effective tax rate method was applied, as management believes it provides a reliable estimate of the expected 2019 and 2020 income tax expense on an interim basis. During the first quarter of 2020, the Company registered an income tax expense of $39 million, reflecting the estimated annual effective tax rate in each of its jurisdictions, applied to the first quarter of 2020 consolidated result before taxes. In addition, the Company’s income tax included the estimated impact of provisions related to potential tax positions which have been considered uncertain.

At each reporting date, the Company assesses all material open income tax positions in all tax jurisdictions to determine any uncertain tax position. The Company uses a two-step process for the evaluation of uncertain tax positions. The first step consists in determining whether a benefit may be recognized; the assessment is based on a sustainability threshold. If the sustainability is lower than 50%, a full provision should be accounted for. In case of a sustainability threshold in step one higher than 50%, the Company must perform a second step in order to measure the amount of recognizable tax benefit, net of any liability for tax uncertainties. The measurement methodology in step two is based on a “cumulative probability” approach, resulting in the recognition of the largest amount that is greater than 50% likely of being realized upon settlement with the taxing authorities.

10.	Earnings per Share

Basic net earnings per share (“EPS”) is computed based on net income attributable to parent company stockholders using the weighted average number of common shares outstanding during the reported period; the number of outstanding shares does not include treasury shares. Diluted EPS is computed using the weighted average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to the exercise of stock options outstanding, unvested shares granted and the conversion of convertible debt.

	Three months ended
In million of U.S. dollars, except share and per share amounts	March 28, 2020	March 30, 2019

Basic EPS

Net income attributable to parent company	192	178
Weighted average number of shares outstanding	889,961,950	896,380,933

Basic EPS	0.22	0.20

Diluted EPS
Net income attributable to parent company	192	178

Weighted average number of shares outstanding	889,961,950	896,380,933
Dilutive effect of stock awards	10,407,279	6,601,422
Dilutive effect of convertible bonds	16,344,282	—
Number of shares used in calculating diluted EPS	916,713,511	902,982,355

Diluted EPS	0.21	0.20

For the three months ended March 30, 2019, there was no dilutive effect of the senior convertible bonds issued on July 3, 2017, since the contingent conversion features were out-of-the-money.

11.	Accumulated Other Comprehensive Income (“AOCI”)

The table below details the changes in AOCI attributable to the company’s stockholders by component, net of tax, for the three months ended March 28, 2020:

	Gains (Losses) on Cash Flow Hedges	Gains (Losses) on Available- For-Sale Debt Securities	Defined Benefit Pension Plan Items	Foreign Currency Translation Adjustments (“CTA”)	Total
December 31, 2019	(3)	1	(223)	646	421
Cumulative tax impact	—	—	54	—	54
December 31, 2019, net of tax	(3)	1	(169)	646	475
OCI before reclassifications	(30)	2	—	(50)	(78)
Amounts reclassified from AOCI	8	—	3	—	11
OCI for the three months ended March 28, 2020	(22)	2	3	(50)	(67)
Cumulative tax impact	3	—	(1)	—	2
OCI for the three months ended March 28, 2020, net of tax	(19)	2	2	(50)	(65)
March 28, 2020	(25)	3	(220)	596	354
Cumulative tax impact	3	—	53	—	56
March 28, 2020, net of tax	(22)	3	(167)	596	410

Items reclassified out of Accumulated Other Comprehensive Income for three months period ended March 28, 2020 are listed in the table below:

Details about AOCI components	Amounts reclassified from AOCI	Affected line item in the statement where net income (loss) is presented
Gains (losses) on cash flow hedges
Foreign exchange derivative contracts	(4)	Cost of sales
Foreign exchange derivative contracts	(1)	Selling, general and administrative
Foreign exchange derivative contracts	(3)	Research and development
	1	Income tax benefit (expense)
	(7)	Net of tax
Defined benefit pension plan items
Amortization of actuarial gains (losses)	(3)	Other components of pension benefit costs(1)
	1	Income tax benefit (expense)
	(2)	Net of tax
Total reclassifications for the period attributable to the Company’s stockholders	(9)	Net of tax

(1)	These items are included in the computation of net periodic pension cost, as described in Note 23.

12.	Marketable Securities

Changes in the balance of marketable securities, as reported in current assets on the consolidated balance sheets as at March 28, 2020 and December 31, 2019 are detailed in the table below:

	December 31, 2019	Purchase	Sale / Redemption	Change in fair value included in OCI* for available -for-sale marketable securities	March 28, 2020
U.S. Treasury debt securities	133	—	—	2	135
Total	133	—	—	2	135

*	Other Comprehensive Income

As at March 28, 2020, the Company held $135 million of U.S. Treasury Bonds, all transferred to financial institutions with high credit rating. These transactions were concluded in compliance with the Company’s policy to optimize the return on its short-term interest rate investments, always placed with institutions with high credit rating. The Company, acting as the securities lender, does not hold any collateral on the unsecured securities lending transactions.

The debt securities had an average rating of Aaa/AA+/AAA from Moody’s, S&P and Fitch, respectively and an average maturity of 1.3 years. The debt securities were reported as current assets on the line “Marketable Securities” on the consolidated balance sheet as at March 28, 2020, since they represented investments of funds available for current operations. The bonds were classified as available-for-sale and recorded at fair value as at March 28, 2020. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement. The aggregated amortized cost basis of these securities totaled $132 million as at March 28, 2020.

The Company adopted on January 1, 2020 the new ASC 326 guidance which provides a modified impairment model applicable to available-for-sale debt securities. The new credit impairment model does not significantly differ from the previous “Other-than-temporary impairment” model (“OTTI”) defined in prior guidance. The new model retains the same criteria, while it does not take into consideration the length of time during which the fair value has been lower than amortized cost when assessing the existence of a credit loss. At adoption date and as at March 28, 2020, the fair value of the U.S. Treasury Bonds was higher than the amortized cost of the debt securities. Consequently, no impairment had occurred, and no allowance was recognized as at March 28, 2020.

To optimize the return on its short-term interest rate investments, the Company also invested $537 million of available cash in short-term deposits in the first quarter of 2020. These short-term deposits represent cash equivalents with original maturity beyond three months and no significant risk of changes in fair value.

13.	Trade Accounts Receivable, Net

Trade accounts receivable, net consisted of the following:

	As at March 28, 2020	As at December 31, 2019
Trade accounts receivable	1,308	1,396
Current expected credit losses allowance ("CECLA")*	(14)	(16)
Total	1,294	1,380

*Allowance for doubtful accounts as at December 31, 2019

Prior to the adoption of the new ASC 326 guidance, the Company reported trade accounts receivable net of allowance for doubtful accounts. The Company evaluated its customers’ financial condition periodically and recorded an allowance for any specific account it considered as doubtful. Additionally, the Company maintained an allowance for doubtful accounts for estimated losses resulting from its customers’ inability to make required payments. The carrying amount of the receivable was thus reduced by an allowance account, and the amount of the corresponding charge was recognized in the line “Selling, general and administrative” in the consolidated statements of income. Subsequent recoveries, if any, of amounts previously provided for were credited against the same line in the consolidated statements of income. When a trade receivable was uncollectible, it was written-off against the allowance account for trade accounts receivable.

With the adoption of the new ASC 326 guidance starting January 1, 2020, the Company uses a lifetime expected losses allowance for all trade receivables. Adjustments to the expected credit losses allowance are still reported in the line “Selling general and administrative” in the consolidated statement of income. To measure the expected credit losses, trade receivables are grouped within six credit risk categories, according to their credit limits and in line with credit risk determined by independent credit agencies on these categories. The Company has concluded that the expected loss rates for trade receivables reasonably approximate failure rates as determined by these independent agencies.

Based on the new ASC 326 requirement, the CECLA also includes reasonable assumptions about future credit trends. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the Company’s customers to settle the receivables. In addition to the factors already embedded in the failure rates as determined by independent credit agencies, the Company has identified cyclicality and uncertainties around continued growth for the semiconductor industry and its serviceable available market to be the most relevant factors. These factors are weighted into four different economic scenarios, in line with estimates and methodologies applied by other business entities, including financial institutions. These scenarios range from upside scenario (above-trend economic growth) to severe downside (recession). At adoption date, major weight was given to the baseline and mild downside scenarios, with no significant adjustment to the allowance for doubtful accounts. As at March 28, 2020, following the uncertainties arising from COVID-19 outbreak and the impact it may have on future economic and market conditions, major weight was given to the mild downside and severe downside scenarios, with no significant adjustments to the expected credit losses rates as used in the measurement of the allowance on trade accounts receivable.

On that basis, the changes in reported CECLA for the period ended March 28, 2020 are presented below:

Three months ended
March 28, 2020
Allowance for doubtful accounts as at December 31, 2019 (under prior ASC 326)	(16)
Amount recognized through opening retained earnings upon new ASC 326	—
CECLA as at December 31, 2019 (under new ASC 326)	(16)
Current-period adjustment to CECLA	2
CECLA as at March 28, 2020	(14)

From time to time, the Company enters into factoring transactions to accelerate the realization in cash of some trade accounts receivable. During the first three months of 2020, no trade accounts receivable were sold without recourse as compared to $50 million of trade accounts receivable sold without recourse during the first three months of 2019.

14.	Inventories

Inventories consisted of the following:

	As at March 28, 2020	As at December 31, 2019
Raw materials	169	137
Work-in-process	1,172	1,104
Finished products	431	450
Total	1,772	1,691

Reserve for obsolescence is estimated for excess uncommitted inventories based on the previous quarter’s sales, backlog of orders and production plans.

15.	Business Combination

In 2019, the Company acquired the Swedish silicon carbide (SiC) wafer manufacturer Norstel AB (“Norstel”).  The purchase consideration, net of $1 million of cash acquired, was funded with available cash. The full acquisition was executed in two stages. On February 6, 2019, the Company acquired 55% of Norstel’s common stock, obtaining control over the entity. The fair value of the business as a whole was estimated at $138 million, of which $77 million was paid by the Company for its majority stake, with an option to acquire the remaining 45% at a later date, subject to certain conditions. On December 2, 2019, the Company exercised its option to acquire the remaining 45% stake. The Company paid $51 million to complete the closing of the full acquisition. As of March 28, 2020 and December 31, 2019, an amount of $10 million was held in an escrow account as protection for any claims, and reported as current restricted cash in the consolidated balance sheet.

This acquisition will extend the Company’s silicon carbide ecosystem and strengthen the Company’s flexibility to serve fast growing automotive and industrial applications.

This transaction has been accounted for as a business combination.  The activities of this business are included in the Automotive and Discrete Group (ADG) reportable segment. The purchase price allocation was finalized in the first quarter of 2020, and resulted in recognition of a deferred tax liability of $18 million associated with the acquired technology in process, as well as a deferred tax asset of $4 million arising from Norstel’s net operating losses. A corresponding $14 million increase in goodwill was recorded in the first quarter of 2020, resulting in $57 million of total goodwill recognized on the acquisition. The fair value of the identifiable assets and assumed liabilities acquired from Norstel were as follows:

	Fair value recognized at acquisition date	Measurement period adjustments	Fair value recognized as at March 28, 2020
Property, plant and equipment	11	—	11
Technology in process	86	—	86
Deferred tax assets	—	4	4
Deferred tax liabilities	—	(18)	(18)
Net working capital	(2)	—	(2)
Goodwill(1)	43	14	57
Total net assets at fair value	138	—	138
Purchase consideration	138	—	138

(1)

The primary item that generated goodwill is the value of the future synergies between Norstel technology in silicon carbide and the Company, which do not qualify as a separately identified intangible asset. The goodwill is allocated to the ADG reportable segment as detailed in Note 16.

16.	Goodwill

Goodwill allocated to reportable segments and changes in the carrying amount of goodwill were as follows:

	Automotive and Discrete Group (ADG)	Analog, MEMS & Sensors Group (AMS)	Microcontrollers and Digital ICs Group (MDG)	Total
December 31, 2019	43	2	117	162
Business Combination	14	—	—	14
Foreign currency translation	—	—	(1)	(1)
March 28, 2020	57	2	116	175

As described in Note 15, following finalization of the accounting for acquisition of Norstel in the first quarter of 2020, there was an increase in goodwill of $14 million, resulting in $57 million of total goodwill arising from the acquisition. Goodwill arising from acquisition of Norstel is included in the ADG segment to align the goodwill of the acquired company with the segment for which the related activities will be reported.

17.	Other Intangible Assets

Other intangible assets consisted of the following:

March 28, 2020	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licenses	794	(589)	205
Purchased & internally developed software	491	(433)	58
Technologies in progress	35	—	35
Other intangible assets	69	(69)	—
Total	1,389	(1,091)	298

December 31, 2019	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licenses	699	(578)	121
Purchased & internally developed software	486	(427)	59
Technologies in progress	119	—	119
Other intangible assets	70	(70)	—
Total	1,374	(1,075)	299

The line “Technologies in progress” in the table above includes internally developed software under construction and software not ready for use.

As described in Note 15, the acquisition of Norstel resulted in the recognition of technology in process of $86 million, reported in the line “Technologies in progress” as at December 31, 2019. The acquired technology is reported in the line “Technologies & licenses” as at March 28, 2020.

Amortization expense was $18 million and $16 million for the first three months of 2020 and 2019, respectively.

The estimated amortization expense of the existing intangible assets for each period is expected to be as follows:

Year
Remainder of 2020	60
2021	64
2022	49
2023	31
2024	21
Thereafter	73
Total	298

18.	Property, Plant and Equipment

Property, plant and equipment consisted of the following:

March 28, 2020	Gross Cost	Accumulated Depreciation	Net Cost
Land	79	—	79
Buildings	891	(503)	388
Facilities & leasehold improvements	3,153	(2,734)	419
Machinery and equipment	15,255	(12,736)	2,519
Computer and R&D equipment	379	(331)	48
Operating lease right-of-use assets	267	(73)	194
Other tangible assets	106	(91)	15
Construction in progress	360	—	360
Total	20,490	(16,468)	4,022

December 31, 2019	Gross Cost	Accumulated Depreciation	Net Cost
Land	78	—	78
Buildings	905	(505)	400
Facilities & leasehold improvements	3,193	(2,762)	431
Machinery and equipment	15,336	(12,790)	2,546
Computer and R&D equipment	382	(335)	47
Operating lease right-of-use assets	266	(60)	206
Other tangible assets	110	(93)	17
Construction in progress	282	—	282
Total	20,552	(16,545)	4,007

The line “Construction in progress” in the table above includes property, plant and equipment under construction and equipment under qualification before operating.

The depreciation charge was $193 million and $190 million for the first three months of 2020 and 2019, respectively.

As described in Note 15, in 2019, the acquisition of Norstel resulted in the recognition of property, plant and equipment of $11 million.

19.	Leasing

A lease contract is a contract, or part of a contract, that conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use assets within plant, property and equipment. Current operating lease liabilities are included in other payables and accrued liabilities, while noncurrent operating lease liabilities are included in other long-term liabilities in the Company’s consolidated balance sheet. Finance leases are included in property and equipment and long-term debt.

Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of-use assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

The right-of-use asset is a nonmonetary asset while the lease liability is a monetary liability. When accounting for a lease that is denominated in a foreign currency, the lease liability is remeasured using the current exchange rate, while the right-of-use asset is measured using the exchange rate as of the commencement date.

The Company leases land, buildings, cars and certain equipment (including IT equipment) which have remaining lease terms between less than one year and 37 years. Certain lease contracts contain options to extend the leases by up to 30 years, which the Company has included in the lease term when it is reasonably certain for the Company to exercise that option. In addition, the Company made an accounting policy election for all the asset classes to not account for the short-term leases. A short-term lease is defined as a lease that, at the commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise. The short-term lease election can only be made at the commencement date.

The Company does not separate lease and non-lease components and instead accounts for each separate lease component and the non-lease components associated with that lease component as a single lease component.  This practical expedient is applied to the real estate (land and buildings), equipment, IT and cars.

Variable lease payments that depend on an index or a rate are included in the lease payments and are measured using the prevailing index or rate at the measurement date (January 1, 2019 for initial measurement of the leases existing at new lease accounting adoption date and commencement date for subsequent lease contracts).  Changes to index and rate-based variable lease payments are recognized in profit or loss in the period of the change.

Lease contracts with a sum of lease payments not exceeding $5,000 have been excluded from the capitalization in the balance sheet.

Significant assumptions and judgements may be made in applying the requirements of lease accounting, such as the exercise of extension options and determination of discount rates.

Discount rates

The rate implicit in the lease should be used whenever that rate is readily determinable.  In most cases, this rate is not readily determinable and the Company used its incremental borrowing rate, which was derived from information available at the lease commencement date, in determining the present value of lease payments.  The Company gives consideration to its recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating its incremental borrowing rates. Due to immateriality of any intra-quarter discount rate changes, the Company determines the discount rate based on the mid-quarter date.

As of March 28, 2020 and December 31, 2019, finance lease right-of-use asset was less than $1 million. The below information is presented for the operating leases only.

Operating leases consisted of the following:

	As at March 28, 2020	As at December 31, 2019
Assets
Right-of-use assets	194	206
Total right-of-use assets	194	206

Lease liabilities
Current	52	55
Noncurrent	140	152
Total lease liabilities	192	207

Maturities of operating lease liabilities are as follows:

	As at March 28, 2020	As at December 31, 2019
2020	44	60
2021	44	44
2022	31	31
2023	24	23
2024	17	17
Thereafter	79	83
Total future undiscounted cash outflows	239	258
Effect of discounting	(47)	(51)
Total lease liabilities	192	207

Operating lease term and discount rate are as follows:

	As at March 28, 2020	As at December 31, 2019
Weighted average remaining lease term (in years)	9.13	9.26
Weighted average discount rate	2.77%	2.79%

Operating lease cost and cash paid for the first three months of 2020 and 2019 are as follows:

	Three months ended
	March 28, 2020	March 30, 2019
Operating lease cost	16	16
Operating lease cash paid	16	17

20.	Long-Term Investments

	As at March 28, 2020	As at December 31, 2019
Long-term investments	11	11
Total	11	11

Long-term investments are equity securities with no readily determinable fair value for which the Company has elected to apply the cost alternative measurement. It includes principally the Company’s investment in DNP Photomask Europe S.p.A (“DNP”). The Company has identified the joint venture as a VIE, but has determined that it is not the primary beneficiary. The significant activities of DNP revolve around the creation of masks and development of high level mask technology. The Company does not have the power to direct such activities. The Company’s current maximum exposure to losses as a result of its involvement with the joint venture is limited to its investment. The Company has not provided additional financial support in the first three months of 2020 and currently has no requirement or intent to provide further financial support to the joint venture.

21.	Other Non-Current Assets

Other non-current assets consisted of the following:

	As at March 28, 2020	As at December 31, 2019
Equity securities	19	23
Long-term state receivables	377	358
Deposits and other non-current assets	58	56
Total	454	437

Long-term state receivables include receivables related to funding and receivables related to tax refunds. Funding are mainly public grants to be received from governmental agencies in Italy and France as part of long-term research and development, industrialization and capital investment projects. Long-term receivables related to tax refund correspond to tax benefits claimed by the Company in certain of its local tax jurisdictions, for which collection is expected beyond one year.

During the first three months of 2019, the Company entered into a factoring transaction to accelerate the realization in cash of some non-current assets. As at March 30, 2019, $33 million of the non-current assets were sold without recourse, with a financial cost of less than $1 million. There were no factoring transactions during the first three months of 2020.

With the adoption on January 1, 2020 of the new ASC 326 accounting guidance, the Company applies a current expected credit losses (CECL) model on all financial assets measured at amortized cost, including deposits, loans and receivables. The major portion of other receivables and assets to which the new ECL model applies corresponds to receivables from governmental agencies. Due to the short maturity of these receivables and the existing history of zero-default on receivables originated by governments, the expected credit losses are assumed to be not significant at January 1, 2020 and March 28, 2020. Other receivables, excluding receivables from government agencies, are composed of individually insignificant amounts at exposure of default. Consequently, no significant loss allowance was reported on other receivables, loans and deposits as at adoption date and reporting date.

22.	Long-Term Debt

Long-term debt consisted of the following:

	As at March 28, 2020	As at December 31, 2019
Funding program loans from European Investment Bank:
2.90% due 2020, floating interest rate at Libor + 1.099%	13	13
1.96% due 2020, floating interest rate at Libor + 0.956%	28	28
0.43% due 2020, floating interest rate at Euribor + 0.817%	14	14
2.46% due 2021, floating interest rate at Libor + 0.525%	60	60
2.48% due 2021, floating interest rate at Libor + 0.572%	58	58
0.24% due 2028, floating interest rate at Euribor + 0.589%	252	258
0.23% due 2029, floating interest rate at Euribor + 0.564%	242	275
Dual tranche senior unsecured convertible bonds
Zero-coupon due 2022 (Tranche A)	704	700
0.25% due 2024 (Tranche B)	659	654
Other funding program loans:
0.31% (weighted average), due 2020-2023, fixed interest rate	12	12
Other long-term loans:
0.62% (weighted average), due 2020, fixed interest rate	—	—
Total long-term debt	2,042	2,072
Less current portion	(171)	(173)
Total long-term debt, less current portion	1,871	1,899

On July 3, 2017, the Company issued a $1.5 billion principal amount of dual tranche senior unsecured convertible bonds (Tranche A and Tranche B for $750 million each tranche), due 2022 and 2024, respectively. Tranche A bonds were issued at 101.265% as zero-coupon bonds while Tranche B bonds were issued at par and bear a 0.25% per annum nominal interest, payable semi-annually. The conversion price at issuance was $20.54 dollar, equivalent to a 37.5% premium on both tranches, which corresponds to 9,737 equivalent shares per each $200,000 bond par value. The bonds are convertible by the bondholders or are callable by the issuer upon certain conditions, on a net-share settlement basis, except if the issuer elects a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,502 million, after deducting issuance costs payable by the Company. Proceeds were allocated between debt and equity by measuring first the liability component and then determining the equity component as a residual amount. The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponded to a Level 3 fair value hierarchy measurement. The fair value of the liability component at initial recognition totaled $1,266 million before allocation of issuance costs, and was estimated by calculating the present value of cash flows using a discount rate of 2.70% and 3.28% (including 0.25% per annum nominal interest), respectively, on each tranche, which were determined to be consistent with the market rates at the time for similar instruments with no conversion rights. An amount of $242 million, net of allocated issuance costs of $1 million, was recorded in shareholders’ equity as the value of the conversion features of the instruments. Unamortized debt discount and issuance costs on the newly issued convertible debt totaled $136 million as at March 28, 2020. As at March 28, 2020, the Company stock price did not exceed the conversion price of the convertible bonds.

In August 2017, the Company signed a long-term credit facility with the European Investment Bank (“EIB”) for a total of €500 million in relation to R&D and capital expenditure investments in the European Union for the years 2017 and 2018. As of March 28, 2020, the entire amount was fully drawn in Euros corresponding to $494 million outstanding as of March 28, 2020.

The Company’s long-term debt contained standard conditions but does not impose minimum financial ratios. Committed credit facilities amounted to $1.1 billion as of March 28, 2020, including a new €500 million long-term line signed with the EIB in the first quarter of 2020, undrawn as at March 28, 2020.

23.	Post Employment and Other Long-Term Employee Benefits

The Company and its subsidiaries have a number of defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The other long-term employees’ plans provide benefits due during the employees’ period of service after certain seniority levels. The Company uses a December 31 measurement date for its plans. Eligibility is generally determined in accordance with local statutory requirements. For the Italian termination indemnity plan (“TFR”) generated before July 1, 2007, the Company continues to measure the vested benefits to which Italian employees are entitled as if they left the Company on March 28, 2020, in compliance with U.S. GAAP guidance on determining vested benefit obligations for defined benefit pension plans.

The components of the net periodic benefit cost included the following:

	Pension Benefits Three months ended
	March 28, 2020	March 30, 2019
Service cost	(8)	(7)
Interest cost	(5)	(6)
Expected return on plan assets	5	5
Amortization of actuarial net (loss) gain	(3)	(2)
Net periodic benefit cost (1)	(11)	(10)

(1)

Defined benefit plan expense components other than service cost, representing $3 million in the first three months of each 2020 and 2019, respectively, were recognized outside Operating income in “Other components of pension benefit costs” in the Consolidated Statements of Income. Service cost was recognized within Operating income.

	Other long-term benefits Three months ended
	March 28, 2020	March 30, 2019
Service cost	(1)	(1)
Interest cost	—	—
Net periodic benefit cost	(1)	(1)

Employer contributions paid and expected to be paid in 2020 are consistent with the amounts disclosed in the consolidated financial statements for the year ended December 31, 2019.

24.	Dividends

The Annual General Meeting of Shareholders held on May 31, 2019 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2019 and first quarter of 2020.  The amount of $53 million corresponding to the first installment, $53 million corresponding to the second installment, $53 million corresponding to the third installment and $48 million corresponding to the fourth installment were paid as of March 28, 2020.  The remaining portion of $6 million related to the fourth installment are presented in the line “Dividends payable to stockholders” in the consolidated balance sheet as of March 28, 2020.

The Annual General Meeting of Shareholders held on May 31, 2018 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2018 and first quarter of 2019. The amount of $54 million corresponding to the first installment, $54 million corresponding to the second installment and $48 million corresponding to the third installment were paid as of December 31, 2018. The remaining portion of the third instalment amounting to $6 million and the fourth instalment of $54 million were paid in the first half of 2019.

25.	Treasury Stock

On November 5, 2018, the Company announced a three years share buy-back program of up to $750 million. As of March 28, 2020, the Company repurchased 20.4 million shares of its common stock for a total of $375 million, under the share buy-back program, reflected at cost, as a reduction of the parent company stockholders’ equity.

The treasury shares have been designated for allocation under the Company’s share-based remuneration programs of unvested shares. As of March 28, 2020, 53,229,532 of these treasury shares were transferred to employees under the Company’s share-based remuneration programs, of which 5,420 were transferred in the first three months of 2020.

As of March 28, 2020, the Company owned 21,932,429 shares classified as treasury stock in the consolidated statement of equity compared to 19,752,431 shares as of December 31, 2019.

26.	Contingencies, Claims and Legal Proceedings

The Company is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: product liability claims and/or warranty cost on the products of the Company, contractual disputes, indemnification claims, claims for unauthorized use of third-party intellectual property, employee grievances, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of impairing an asset or the incurrence of a liability at the date of the consolidated financial statements as well as the ability to reasonably estimate the amount of such loss. The Company records a provision for a loss contingency when information available before the consolidated financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements and when the amount of loss can be reasonably estimated. The Company regularly re-evaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.

The Company has received and may in the future receive communications alleging possible infringements of third party patents or other third party intellectual property rights. Furthermore, the Company from time to time enters into discussions regarding a broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement. The Company may become involved in costly litigation brought against the Company regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to take a license to third party patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows, financial position and/or ability to compete.

The Company has contractual commitments to various customers which could require the Company to incur costs to repair or replace defective products it supplies to such customer. The duration of these contractual commitments varies and, in certain cases, is indefinite. The Company is otherwise also involved in various lawsuits, claims, inquiries, inspections, investigations and/or proceedings incidental to its business and operations. Such matters, even if not meritorious, could result in the expenditure of significant financial or managerial resources. Any of the foregoing could have a material adverse effect on the Company’s results of operations, cash flows or its financial position.

The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. There can be no assurance that its recorded reserves will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.

As of March 28, 2020, provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.

27.	Derivative Instruments and Risk Management

The Company is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Company’s activities expose it to a variety of financial risks, such as market risk, credit risk and liquidity risk. The Company uses derivative financial instruments to hedge certain risk exposures. The primary risk managed by using derivative instruments is foreign currency exchange risk.

Foreign currency exchange risk

Currency forward contracts and currency options are entered into to reduce exposure to changes in exchange rates on the denomination of certain assets and liabilities in foreign currencies at the Company's subsidiaries and to manage the foreign exchange risk associated with certain forecasted transactions.

Derivative Instruments Not Designated as a Hedge

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities in the Company’s subsidiaries. Management has set up a policy to require the Company’s subsidiaries to hedge their entire foreign exchange risk exposure with the Company through financial instruments transacted or overseen by Corporate Treasury. To manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities, the Company and its subsidiaries use forward contracts and purchased currency options. Foreign exchange risk arises from exchange rate fluctuations on assets and liabilities denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments for accounting purposes and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income and expenses, net” in the consolidated statements of income.

Cash Flow Hedge

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges through the use of currency forward contracts and currency options, including collars, certain Euro-denominated forecasted intercompany transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses as well as a portion of its front-end manufacturing costs of semi-finished goods within cost of sales. The Company also hedges through the use of currency forward contracts certain forecasted manufacturing transactions denominated in Singapore dollars.

These derivative instruments are designated as and qualify for cash flow hedge. They are reflected at fair value in the consolidated balance sheets. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction, which enables the Company to conclude, based on the fact that the critical terms of the hedging instruments match the terms of the hedged transactions, that changes in cash flows attributable to the risk being hedged are expected to be completely offset by the hedging derivatives. Currency forward contracts and currency options, including collars, used as hedges are highly effective at reducing the Euro/U.S. dollar and the Singapore dollar/U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract and on an ongoing basis over the duration of the hedge relationship. Effectiveness on transactions hedged through purchased currency options and collars is measured on the full fair value of the instrument, including the time value of the options. Ineffectiveness appears if the hedge relationship is not perfectly effective or if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change on the expected cash flows on the hedged transactions. The whole change in fair value recorded on the hedging instrument is reported as a component of “Accumulated other comprehensive income (loss)” in the consolidated statements of equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statement of income line item as the impact of the hedged transaction.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge are established as follows: (i) for R&D and Corporate costs, up to 80% of the total forecasted transactions; (ii) for manufacturing costs, up to 70% of the total forecasted transactions. The maximum length of time over which the Company could hedge its exposure to the variability of cash flows for forecasted transactions is 24 months.

As at March 28, 2020, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore dollar-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs
Forward contracts	270	430
Currency collars	219	302

In millions of Singapore dollars	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs
Forward contracts	—	157

Cash flow and fair value interest rate risk

The Company’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. The Company invests primarily on a short-term basis and as such the Company’s liquidity is invested in floating interest rate instruments. As a consequence, the Company is exposed to interest rate risk due to potential mismatch between the return on its short-term floating interest rate investments and the portion of its long term debt issued at fixed rate.

Credit risk

The expected credit loss and impairment methodology applied on each category of financial assets following the adoption of new ASC 326 guidance is further described in each respective note. While cash and cash equivalents are also subject to ASC 326 new requirements, the identified expected credit loss is deemed to be immaterial. The maximum exposure for all financial assets is their carrying amount.

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract leading to a financial loss. Credit risk typically arises from cash and cash equivalents, contractual cash flows of debt investments carried at amortized cost, the counterparty of derivative financial instruments and deposits with banks and financial institutions, as well as credit exposure to customers, including outstanding receivables.

The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments. Credit risk is managed on the Group basis. The Company selects banks and/or financial institutions that operate with the Company based on the criteria of long-term rating from at least two major Rating Agencies and keeping a maximum outstanding amount per instrument with each bank not to exceed 20% of the total. For derivative financial instruments, management has established limits so that, at any time, the fair value of contracts outstanding is not concentrated with any individual counterparty.

The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, considering its financial position, past experience and other factors. Individual risk limits are set based on internal and external ratings in accordance with limits set by management. The utilization of credit limits is regularly monitored. Sales to customers are primarily settled in cash, which mitigates credit risk. There is no major concentration of credit risk, whether through exposure to individual customers, specific industry sectors or regions. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas.

The Company’s investments in debt instruments primarily include U.S. Treasury Bonds and long-term receivables towards government bodies. As such, they are investments with immaterial credit loss. Any remaining receivable is of low credit risk and is individually not significant. The credit ratings of the investments are monitored for credit deterioration.

Other market risk

For a complete description of exposure to market risks, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019.

Information on fair value of derivative instruments and their location in the consolidated balance sheets as at March 28, 2020 and December 31, 2019 is presented in the table below:

		As at March 28, 2020	As at December 31, 2019
Asset Derivatives	Balance sheet location	Fair value	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other current assets	2	4
Foreign exchange forward contracts	Other non-current assets	1	—
Currency collars	Other current assets	—	1
Total derivatives designated as a hedge:		3	5
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other current assets	1	3
Total derivatives not designated as a hedge:		1	3
Total Derivatives		4	8

		As at March 28, 2020	As at December 31, 2019
Liability Derivatives	Balance sheet location	Fair value	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(16)	(4)
Currency collars	Other payables and accrued liabilities	(7)	(2)
Total derivatives designated as a hedge:		(23)	(6)
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(5)	(1)
Total derivatives not designated as a hedge:		(5)	(1)
Total Derivatives		(28)	(7)

The effect on the consolidated statements of income for the three months ended March 28, 2020 and March 30, 2019, respectively, and on the “Accumulated Other comprehensive income (loss)” (“AOCI”) as reported in the statements of equity as at March 28, 2020 and December 31, 2019 of derivative instruments designated as cash flow hedge is presented in the table below:

	Gain (loss) deferred in OCI on derivative		Location of gain (loss) reclassified from OCI into earnings	Gain (loss) reclassified from OCI into earnings
	Three months ended			Three months ended
	March 28, 2020	December 31, 2019		March 28, 2020	March 30, 2019
Foreign exchange forward contracts	(13)	(1)	Cost of sales	(3)	(10)
Foreign exchange forward contracts	(1)	—	Selling, general and administrative	(1)	(1)
Foreign exchange forward contracts	(3)	(1)	Research and development	(2)	(4)
Currency collars	(5)	(1)	Cost of sales	(1)	(4)
Currency collars	(1)	—	Selling, general and administrative	—	(1)
Currency collars	(2)	—	Research and development	(1)	(3)
Total	(25)	(3)		(8)	(23)

A total $26 million loss deferred as at March 28, 2020 in AOCI is expected to be reclassified to earnings within the next twelve months.

No amount was excluded from effectiveness measurement on foreign exchange forward contracts and currency collars. No ineffective portion of the cash flow hedge relationships was recorded on the hedge transactions that were settled in the first three months of 2020 and 2019. No ineffectiveness is to be reported on hedge transactions outstanding as at March 28, 2020.

The effect on the consolidated statements of income for the three months ended March 28, 2020 and March 30, 2019 of derivative instruments not designated as a hedge is presented in the table below:

	Location of gain (loss) recognized in earnings	Gain (loss) recognized in earnings
		March 28, 2020	March 30, 2019
Foreign exchange forward contracts	Other income and expenses, net	1	2
Total		1	2

The Company did not enter into any derivative instrument containing credit-risk-related contingent features.

The Company entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. The fair value of these collars represented liabilities for a net amount of $7 million (composed of $2 million asset with a $9 million liability) as at March 28, 2020. In addition, the Company entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association (“ISDA”) agreements and are compliant with Protocols of the European Market Infrastructure Regulation (“EMIR”), which are not offset in the statement of financial position, and representing total assets of $4 million and total liabilities of $21 million as at March 28, 2020.

28.	Fair Value Measurements

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at March 28, 2020:

		Fair Value Measurements using
	March 28, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Marketable securities – U.S. Treasury debt securities	135	135	—	—
Short-term deposits	537	537	—	—
Equity securities measured at fair value through earnings	19	19	—	—
Derivative assets designated as cash flow hedge	3	—	3	—
Derivative assets not designated as cash flow hedge	1	—	1	—
Derivative liabilities designated as cash flow hedge	(23)	—	(23)	—
Derivative liabilities not designated as cash flow hedge	(5)	—	(5)	—
Total	667	691	(24)	—

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2019:

		Fair Value Measurements using
	December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Marketable securities – U.S. Treasury debt securities	133	133	—	—
Short-term deposits	4	4	—	—
Equity securities measured at fair value through earnings	23	23	—	—
Derivative assets designated as cash flow hedge	5	—	5	—
Derivative assets not designated as cash flow hedge	3	—	3	—
Derivative liabilities designated as cash flow hedge	(6)	—	(6)	—
Derivative liabilities not designated as cash flow hedge	(1)	—	(1)	—
Total	161	160	1	—

There was no material asset (liability) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as at March 28, 2020 and March 30, 2019.

No asset (liability) was measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3) as at March 28, 2020 and March 30, 2019 respectively.

The following table includes additional fair value information on other financial assets and liabilities as at March 28, 2020 and December 31, 2019:

		As at March 28, 2020		As at December 31, 2019
	Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash equivalents(1)	1	1,647	1,647	1,691	1,691
Long-term debt
- Bank loans (including current portion)	2	679	679	718	718
- Senior unsecured convertible bonds(2)	1	1,363	1,769	1,354	2,103

(1)	Cash equivalents primarily correspond to deposits at call with banks.
(2)

The carrying amount of the senior unsecured convertible bonds issued on July 3, 2017 as reported above corresponds to the liability component only, since, at initial recognition, an amount of $242 million was recorded directly in shareholders’ equity as the value of the equity instrument embedded in the issued convertible bonds. The initial recognition of the convertible bonds is further described in Note 22, Long-term Debt.

The Company did not report securities that were in an unrealized loss position as at March 28, 2020 and December 31, 2019.

The methodologies used to estimate fair value are as follows:

Debt securities classified as available-for-sale

The fair value of these debt securities is estimated based upon quoted market prices for identical instruments.

Foreign exchange forward contracts, currency options and collars

The fair value of these instruments is estimated based upon quoted market prices for similar instruments.

Equity securities measured at fair value through earnings

The fair value of these instruments is estimated based upon quoted market prices for identical instruments.

Equity securities carried at cost as a measurement alternative

The non-recurring fair value measurement is based on the valuation of the underlying investments on a new round of third party financing or upon liquidation.

Long-term debt and current portion of long-term debt

The fair value of bank loans is determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company's incremental borrowing rates for similar types of borrowing arrangements.

The senior unsecured convertible bonds have been trading on the open market segment of the Frankfurt Stock Exchange since their issuance on July 3, 2017. The fair value of these instruments is the observable price of the bonds on that market.

Cash and cash equivalents, short-term deposits, accounts receivable, short-term borrowings, and accounts payable

The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

29.	Revenues
29.1	Nature of goods and services

The Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, the Company participates in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smartcards.

The principal activities – separated by reportable segments – from which the Company generates its revenues are described in Note 30.

Other revenues consist of license revenue, service revenue related to transferring licenses, patent royalty income, sale of scrap materials and manufacturing by-products.

While the majority of the Company’s sales agreements contain standard terms and conditions, the Company may, from time to time, enter into agreements that contain multiple performance obligations or terms and conditions. Those agreements concern principally the revenues from services, where the performance obligation is satisfied over time. The objective when allocating the transaction price is to allocate the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised goods or services to the customer.

29.2	Revenue recognition and disaggregation

The Company recognizes revenue from products sold to a customer, including distributors, when it satisfies a performance obligation at a point in time by transferring control over a product to the customer. This usually occurs at the time of shipment. The performance obligations linked to the sale of goods contracts have the original expected length of less than one year. The transaction price is determined based on the contract terms, adjusted for price protection if applicable. The revenues from services are usually linked to performance obligations transferred over time and are recognized in line with the contract terms.

The payment terms typically range between 30 and 90 days.

The Company’s consolidated net revenues disaggregated by product group are presented in Note 30. The following tables present the Company’s consolidated net revenues disaggregated by geographical region of shipment and nature.

	Three months ended
	March 28, 2020	March 30, 2019
Net revenues by geographical region of shipment(1)
EMEA	500	620
Americas	283	347
Asia Pacific	1,448	1,109
Total revenues	2,231	2,076
Net revenues by nature
Revenues from sale of products	2,197	2,035
Revenues from sale of services	31	36
Other revenues	3	5
Total revenues	2,231	2,076
Net revenues by market channel(2)
Original Equipment Manufacturers (“OEM”)	1,671	1,364
Distribution	560	712
Total revenues	2,231	2,076

(1)

Net revenues by geographical region of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues.

(2)

Original Equipment Manufacturers (“OEM”) are the end-customers to which the Company provides direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that the Company engages to distribute its products around the world.

29.3	Practical Expedients and Exemptions

The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which the Company has the right to invoice for services performed.

30.	Segment Reporting

The Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smartcards.

The Company’s reportable segments are as follows:

•	Automotive and Discrete Group (ADG), comprised of dedicated automotive ICs (both digital and analog), and discrete and power transistor products for all market segments.
•

Analog, MEMS and Sensors Group (AMS), comprised of low-power high-end analog ICs (both custom and general purpose) for all markets, smart power products for Industrial, Computer and personal electronics markets, Touch Screen Controllers, Low Power Connectivity solutions (both wireline and wireless) for IoT, power conversion products, metering solutions for Smart Grid, specialized imaging sensors and modules, and all MEMS products for sensors or Actuators.

•

Microcontrollers and Digital ICs Group (MDG), comprised of general purpose and secure microcontrollers, EEPROM memories, Digital ASICs, Aerospace & Defense products including components for microwave and millimeter wave.

For the computation of the segments’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a part of research and development expenses. In compliance with the Company’s internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those include impairment, restructuring charges and other related closure costs, management reorganization expenses, unused capacity charges as well as the ones associated to the reduced manufacturing activity due to COVID-19, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses, patent claims and litigations and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold. Finally, R&D grants are allocated to the Company’s segments proportionally to the incurred R&D expenses on the sponsored projects.

Wafer costs are allocated to the segments based on actual cost. From time to time, with respect to specific technologies, wafer costs are allocated to segments based on market price.

The following tables present the Company’s consolidated net revenues and consolidated operating income by reportable segment.

Net revenues by reportable segment:

	Three months ended
	March 28, 2020	March 30, 2019
Automotive and Discrete Group (ADG)	753	903
Analog, MEMS and Sensors Group (AMS)	852	552
Microcontrollers and Digital ICs Group (MDG)	623	617
Total net revenues of product segments	2,228	2,072
Others	3	4
Total consolidated net revenues	2,231	2,076

Operating income by reportable segment:

	Three months ended
	March 28, 2020	March 30, 2019
Automotive and Discrete Group (ADG)	23	95
Analog, MEMS and Sensors Group (AMS)	177	43
Microcontrollers and Digital ICs Group (MDG)	71	83
Total operating income of product segments	271	221
Others(1)	(40)	(10)
Total consolidated operating income	231	211

(1)

Operating results of “Others” include items such as unused capacity charges as well as the ones associated to the reduced manufacturing activity due to COVID-19, impairment & restructuring charges and other related closure costs, management reorganization expenses, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as assembly services and other revenue.

Reconciliation of operating income of segments to the total operating income:

	Three months ended
	March 28, 2020	March 30, 2019
Total operating income of segments	271	221
Impairment, restructuring charges and other related closure costs	(5)	—
Unused capacity charges	(34)	(1)
Other unallocated manufacturing results	(4)	3
Gain on sale of non-current assets	10	—
Strategic and other research and development programs and other non-allocated provisions(1)	(7)	(12)
Total operating loss Others	(40)	(10)
Total consolidated operating income	231	211

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

31.Subsequent events

On April 7, 2020, the Company closed the acquisition of a majority stake in French Gallium Nitride (GaN) innovator Exagan. The transaction was funded with available cash.

EXHIBIT INDEX

Exhibit	Description
12.1	Certification of Jean-Marc Chery, President and Chief Executive Officer and Sole Member of the Managing Board of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2 13.1

Certification of Lorenzo Grandi, President, Finance, Infrastructure and Services and Chief Financial Officer of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Certification of Jean-Marc Chery, President and Chief Executive Officer and Sole Member of the Managing Board of STMicroelectronics N.V., and Lorenzo Grandi, President, Finance, Infrastructure and Services and Chief Financial Officer of STMicroelectronics N.V., pursuant to 18 U.S.C. §1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	May 4, 2020	By:	/s/ Jean-Marc Chery
		Name:	Jean-Marc Chery
		Title:	President and Chief Executive Officer and Sole Member of our Managing Board